UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2015

Commission file number 1- 33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2015

ITEM 1 - FINANCIAL STATEMENTS

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	$	$	$	$
Revenues (note 7)	314,054	258,442	890,271	759,078

Voyage expenses	(28,166)	(28,622)	(71,399)	(88,332)
Vessel operating expenses (note 7)	(95,172)	(91,638)	(269,560)	(267,952)
Time-charter hire expense	(18,893)	(7,085)	(36,638)	(23,472)
Depreciation and amortization	(72,827)	(49,759)	(202,625)	(146,721)
General and administrative (notes 7 and 12)	(27,321)	(14,038)	(58,423)	(46,941)
(Write-down) and gain on sale of vessels (note 14)	—	(4,759)	(14,353)	(4,759)
Restructuring (charge) recovery	(157)	—	(292)	262

Income from vessel operations	71,518	62,541	236,981	181,163

Interest expense (notes 6, 7 and 8)	(33,645)	(22,911)	(89,825)	(63,399)
Interest income	153	145	430	512
Realized and unrealized losses on derivative instruments (note 8)	(77,102)	(9,432)	(90,182)	(84,208)
Equity (loss) income	(7,052)	2,486	6,759	8,577
Foreign currency exchange loss (note 8)	(10,257)	(939)	(16,640)	(4,550)
Other (expense) income – net (note 4)	(373)	(278)	266	184

(Loss) income before income tax expense	(56,758)	31,612	47,789	38,279
Income tax recovery (expense) (note 9)	5,465	(1,468)	5,654	(2,913)

Net (loss) income	(51,293)	30,144	53,443	35,366

Non-controlling interests in net (loss) income	3,446	1,623	11,082	4,956
Dropdown Predecessor’s interest in net (loss) income (note 3)	—	—	10,100	—
Preferred unitholders’ interest in net (loss) income (note 11)	10,349	2,719	17,859	8,156
General Partner’s interest in net (loss) income	5,738	4,376	15,655	12,015
Limited partners’ interest in net (loss) income	(70,826)	21,426	(1,253)	10,239
Limited partners’ interest in net (loss) income per common unit:
- basic (note 11)	(0.69)	0.25	(0.01)	0.12
- diluted (note 11)	(0.69)	0.25	(0.01)	0.12
Weighted-average number of common units outstanding:
- basic	102,009,737	85,681,495	95,640,284	85,556,125
- diluted	102,009,737	85,717,631	95,640,284	85,626,915

Cash distributions declared per unit	0.5384	0.5384	1.6152	1.6152

Related party transactions (note 7)

The accompanying notes are an integral part of the unaudited consolidated financial statements

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	$	$	$	$
Net (loss) income	(51,293)	30,144	53,443	35,366

Other comprehensive loss:
Unrealized loss on qualifying cash flow hedging instruments (note 8)	(1,085)	—	(1,085)	—

Other comprehensive loss	(1,085)	—	(1,085)	—

Comprehensive (loss) income	(52,378)	30,144	52,358	35,366

Non-controlling interests in comprehensive (loss) income	3,446	1,623	11,082	4,956
Preferred unitholders’ interest in comprehensive (loss) income	10,349	2,719	17,859	8,156
Dropdown Predecessor’s interest in comprehensive income	—	—	10,100	—
General and limited partners’ interest in comprehensive (loss) income	(66,173)	25,802	13,317	22,254

The accompanying notes are an integral part of the unaudited consolidated financial statements

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at
	September 30, 2015	December 31, 2014
	$	$
ASSETS
Current
Cash and cash equivalents	251,058	252,138
Restricted cash (note 8)	40,241	4,704
Accounts receivable, including non-trade of $4,231 (December 31, 2014 - $6,825)	154,965	103,665
Vessel held for sale (note 14)	5,000	—
Net investments in direct financing leases - current (note 4b)	5,781	4,987
Prepaid expenses	42,450	30,211
Due from affiliates (note 7c)	44,829	44,225
Advances to joint venture (note 15)	—	5,225
Other current assets	20,284	4,626

Total current assets	564,608	449,781

Restricted cash - long-term (note 8)	9,109	42,056

Vessels and equipment
At cost, less accumulated depreciation of $1,340,042 (December 31, 2014 - $1,202,663)	4,579,915	3,010,689
Advances on newbuilding contracts and conversion costs (notes 10b, 10c, 10d, 10f, 10g, 13a and 13b)	327,286	172,776
Net investments in direct financing leases (note 4b)	13,038	17,471
Investment in equity accounted joint ventures (note 15)	70,458	54,955
Derivative instruments (note 8)	284	4,660
Deferred tax assets	15,046	5,959
Other assets	143,435	51,362
Intangible assets - net	4,548	6,410
Goodwill	129,145	129,145

Total assets	5,856,872	3,945,264

LIABILITIES AND EQUITY
Current
Accounts payable	36,865	15,064
Accrued liabilities (notes 8 and 12)	100,506	68,013
Deferred revenues	50,220	25,669
Due to affiliates (note 7c)	296,683	108,941
Current portion of derivative instruments (note 8)	124,414	85,318
Current portion of long-term debt (note 6)	469,002	258,014
Current portion of in-process revenue contracts	12,779	12,744

Total current liabilities	1,090,469	573,763

Long-term debt (note 6)	2,910,917	2,178,009
Derivative instruments (note 8)	324,051	257,754
In-process revenue contracts	66,238	75,805
Other long-term liabilities	214,481	44,238

Total liabilities	4,606,156	3,129,569

Commitments and contingencies (notes 6, 8, 10 and 15)

Redeemable non-controlling interest (note 10a)	5,574	12,842

Convertible Preferred Units (10.4 million and nil units issued and outstanding at September 30, 2015 and December 31, 2014, respectively) (note 11)	254,724	—

Equity
Limited partners - common units (107.0 million and 92.4 million units issued and outstanding at September 30, 2015 and December 31, 2014, respectively)	641,320	589,165
Limited partners - preferred units (11.0 million and 6.0 million units issued and outstanding at September 30, 2015 and December 31, 2014, respectively) (note 11)	266,924	144,800
General Partner	25,039	21,038
Accumulated other comprehensive loss	(1,085)	—
Non-controlling interests	58,220	47,850

Total equity	990,418	802,853

Total liabilities and equity	5,856,872	3,945,264

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2015	2014
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	53,443	35,366
Non-cash items:
Unrealized loss on derivative instruments (note 8)	77,421	67,266
Equity income, net of dividends received of $nil (2014 - $7,390)	(6,759)	(1,187)
Depreciation and amortization	202,625	146,721
Write-down and (gain) on sale of vessels (note 14)	14,353	4,759
Deferred income tax (recovery) expense (note 9)	(6,399)	887
Amortization of in-process revenue contracts	(9,533)	(9,532)
Unrealized foreign currency exchange gain and other	(84,622)	(28,667)
Change in non-cash working capital items related to operating activities	51,300	(105,368)
Expenditures for dry docking	(8,485)	(26,527)

Net operating cash flow	283,344	83,718

FINANCING ACTIVITIES
Proceeds from long-term debt (note 6)	547,707	799,049
Scheduled repayments of long-term debt (note 6)	(251,646)	(274,164)
Prepayments of long-term debt (note 6)	(83,606)	(308,625)
Debt issuance costs	(20,222)	(10,555)
Purchase of Teekay Knarr AS and Knarr L.L.C from Teekay Corporation (net of cash acquired of $14.2 million) (note 3)	(112,710)	—
Decrease in restricted cash (note 8)	(2,590)	—
Proceeds from issuance of common units (notes 3 and 11)	9,336	7,784
Proceeds from issuance of preferred units (note 11)	375,000	—
Expenses relating to equity offerings (note 11)	(4,469)	(153)
Cash distributions paid by the Partnership	(176,592)	(160,926)
Settlement of contingent consideration liability (note 4)	(3,303)	—
Cash distributions paid by subsidiaries to non-controlling interests	(13,480)	(19,828)
Equity contribution from joint venture partners	5,500	26,267
Indemnification on Voyageur Spirit FPSO from Teekay Corporation (note 7f)	—	3,474
Other	873	684

Net financing cash flow	269,798	63,007

INVESTING ACTIVITIES
Expenditures for vessels and equipment, including advances on newbuilding contracts and conversion costs	(563,260)	(140,755)
Proceeds from sale of vessel and equipment (note 14)	8,918	—
Direct financing lease payments received	3,639	4,189
Investment in equity accounted joint ventures (note 15)	(8,744)	—
Repayment (advances) from (to) joint venture partners and equity accounted joint ventures (note 15)	5,225	(6,487)
Acquisition of ALP Maritime Services B.V. (net of cash acquired of $0.3 million) (note 13a)	—	(2,322)
Acquisition of Logitel Offshore Holding AS (net of cash acquired of $8.1 million) (note 13b)	—	4,090

Net investing cash flow	(554,222)	(141,285)

(Decrease) increase in cash and cash equivalents	(1,080)	5,440
Cash and cash equivalents, beginning of the period	252,138	219,126

Cash and cash equivalents, end of the period	251,058	224,566

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars and units)

	PARTNERS’ EQUITY
		Limited Partners					Accumulated Other Comprehensive Loss (Note 8) $
	Dropdown Predecessor Equity $	Common Units #	Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	General Partner $		Non- controlling Interests $	Total Equity $	Convertible Preferred Units #	Convertible Preferred Units $	Redeemable Non- controlling Interest $
Balance as at December 31, 2014	—	92,386	589,165	6,000	144,800	21,038	—	47,850	802,853	—	—	12,842

Net income (loss)	10,100	—	(1,253)	—	12,885	15,655	—	7,850	45,237	—	4,974	3,232
Other comprehensive loss (note 8)	—	—	—	—	—	—	(1,085)	—	(1,085)	—	—	—
Cash distributions	—	—	(149,251)	—	(11,551)	(15,790)	—	—	(176,592)	—	—	—
Distribution of capital to joint venture partner	—	—	—	—	—	—	—	(2,980)	(2,980)	—	—	(10,500)
Contribution of capital from joint venture partner	—	—	—	—	—	—	—	5,500	5,500	—	—	—
Proceeds from equity offerings, net of offering costs (note 11)	—	187	3,143	5,000	120,790	64	—	—	123,997	10,438	249,750	—
Net proceeds from equity offering to Teekay Corporation for purchase of Knarr LLC and Teekay Knarr AS (notes 3 and 7j)	—	14,402	300,000	—	—	6,122	—	—	306,122	—	—	—
Purchase of Knarr LLC and Teekay Knarr AS from Teekay Corporation (notes 3 and 7j)	(426,116)	—	(102,234)	—	—	(2,086)	—	—	(530,436)	—	—	—
Net change in Teekay Corporation’s equity in Dropdown Predecessor (notes 3 and 7j)	416,016	—	—	—	—	—	—	—	416,016	—	—	—
Equity based compensation and other (notes 7h and 12)	—	28	1,750	—	—	36	—	—	1,786	—	—	—

Balance as at September 30, 2015	—	107,003	641,320	11,000	266,924	25,039	(1,085)	58,220	990,418	10,438	254,724	5,574

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the Partnership).

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2014, which are included in the Partnership’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on April 2, 2015. In the opinion of management of the Partnership’s general partner, Teekay Offshore GP L.L.C. (or the general partner), these interim unaudited consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements. Significant intercompany balances and transactions have been eliminated upon consolidation.

2.	Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (or ASU 2014-08), which raises the threshold for disposals to qualify as discontinued operations. A discontinued operation is now defined as: (i) a component of an entity or group of components that has been disposed of or classified as held for sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results; or (ii) an acquired business that is classified as held for sale on the acquisition date. ASU 2014-08 also requires additional disclosures regarding discontinued operations, as well as material disposals that do not meet the definition of discontinued operations. ASU 2014-08 was adopted on January 1, 2015. The impact, if any, of adopting ASU 2014-08 on the Partnership’s financial statements will depend on the occurrence and nature of disposals that occur after ASU 2014-08 is adopted.

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2017 and shall be applied, at the Partnership’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted. The Partnership is evaluating the effect of adopting this new accounting guidance.

In February 2015, the FASB issued Accounting Standards Update 2015-02, Amendments to the Consolidation Analysis (or ASU 2015-02) which eliminates the deferral of certain consolidation standards for entities considered to be investment companies, modifies the consolidation analysis performed on limited partnerships and modifies the impact of fee arrangements and related parties on the determination of the primary beneficiary of a variable interest entity. ASU 2015-02 is effective for interim and annual periods beginning after December 15, 2015. ASU 2015-02 may be applied using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply ASU 2015-02 retrospectively. The Partnership is evaluating the effect of adopting this new accounting guidance.

In April 2015, the FASB issued Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs (or ASU 2015-03) which require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. Deferred debt issuance costs of line-of-credit arrangements may continue to be presented as an asset and subsequently amortized ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. ASU 2015-03 is effective for interim and annual periods beginning after December 15, 2015. Early adoption is permitted and the application of this standard is to be applied on a retrospective basis. The Partnership is evaluating the effect of adopting this new accounting guidance.

3.	Dropdown Predecessor

On July 1, 2015, the Partnership acquired from Teekay Corporation its 100% interest in Teekay Knarr AS and Knarr L.L.C. (the Knarr Companies). The purchase price is based on the fully built-up cost of the Petrojarl Knarr, a floating, storage and off-loading (or FPSO) unit. The purchase price consisted of actual costs incurred for construction and mobilization less cash generated from operations during March 9, 2015 to July 1, 2015, plus working capital assumed from the Knarr Companies less assumed debt. The estimated purchase price was $530.4 million, consisting of a fully built-up cost of $1.26 billion and a working capital adjustment of $15.5 million, less assumed debt of $745.1 million. The purchase price was primarily financed with a $492.0 million convertible promissory note issued to Teekay Corporation. The convertible promissory note is due in full on July 1, 2016 and is interest bearing at an annual rate of 6.5% on the outstanding principal balance (see note 7b). Of the remaining $38.4 million for the purchase price, $35.0 million was paid in cash by the Partnership to Teekay Corporation upon the acquisition of the Knarr Companies. During July 2015, $300.0 million of the convertible promissory note was converted into 14.4 million common units of the Partnership and the Partnership repaid an additional $92.0 million of the convertible promissory note. Concurrent with the conversion of promissory note, Teekay Corporation contributed $6.1 million to the Partnership to maintain its 2% general partner interest. The Petrojarl Knarr operates on the Knarr oil and gas field in the North Sea under a six-year fixed-rate charter contract, plus extension options, with BG Norge Limited as the operator.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The Partnership has accounted for this acquisition of the Knarr Companies from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting for such a transfer is similar to the pooling of interests method of accounting. Under this method, the carrying amounts of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The $104.3 million excess of the purchase price over Teekay Corporation’s carrying value of the Knarr Companies has been accounted for as an equity distribution to Teekay Corporation. In addition, the acquisition of the Knarr Companies has been accounted for as if the acquisition occurred from the date that the Partnership and the Petrojarl Knarr FPSO were both under the common control of Teekay Corporation and had begun operations.

As a result, the Partnership’s financial statements prior to the Partnership’s July 1, 2015 acquisition of the Knarr Companies are retroactively adjusted to include the financial results of the Knarr Companies as if the Partnership had acquired them when the Petrojarl Knarr FPSO had commenced operations under the control of Teekay Corporation on March 9, 2015. This had the effect of increasing the Partnership’s revenue by $nil million and $69.5 million, respectively, and net income by $nil million and $10.1 million, respectively, for the three and nine months ended September 30, 2015.

4.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2014. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis.

		September 30, 2015		December 31, 2014
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	300,408	300,408	298,898	298,898
Logitel contingent consideration (see below)	Level 3	(15,545)	(15,545)	(21,448)	(21,448)
Derivative instruments (note 8)
Interest rate swap agreements	Level 2	(276,220)	(276,220)	(216,488)	(216,488)
Cross currency swap agreements	Level 2	(173,679)	(173,679)	(120,503)	(120,503)
Foreign currency forward contracts	Level 2	(13,003)	(13,003)	(11,268)	(11,268)

Other:
Long-term debt - public (note 6)	Level 1	(640,556)	(560,863)	(689,157)	(656,899)
Long-term debt - non-public (note 6)	Level 2	(2,739,363)	(2,725,145)	(1,746,866)	(1,743,378)

Contingent consideration liability – In August 2014, the Partnership acquired 100% of the outstanding shares of Logitel Offshore Holding AS (Logitel), a Norway-based company focused on high-end Units for Maintenance and Safety (or UMS), from Cefront Technology AS (Cefront) for $4 million, which was paid in cash at closing, plus a potential additional amount of up to $27.6 million, depending on certain performance criteria, which is payable from mid-2015 to early-2018 (see note 13b).

The Partnership will owe an additional amount of up to $27.6 million if there are no yard cost overruns and no charterer late delivery penalties; the two unchartered UMS under construction are chartered above specified rates; and no material defects from construction are identified within one year after the delivery of each UMS. To the extent such events occur, the potential additional amount of $27.6 million will be reduced in accordance with the terms of the purchase agreement. The estimated fair value of the contingent consideration liability of $15.5 million at September 30, 2015 is the amount the Partnership expects to pay to Cefront discounted to its present value using a weighted average cost of capital rate of 11.5%. As of September 30, 2015, the amount of the expected payments for each UMS was based upon the status of the construction project for the remaining two UMS newbuildings, the state of the charter market for the remaining two UMS newbuildings, the expectation of potential material defects for each UMS, and, to a lesser extent, the timing of delivery of the remaining two UMS newbuildings. An increase (decrease) in the Partnership’s estimates of yard cost overruns, charterer late delivery penalties, material defects and the discount rate, as well as a decrease (increase) in the Partnership’s estimates of day rates at which it expects to charter the two unchartered UMS, will decrease (increase) the estimated fair value of the contingent consideration liability.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Changes in the estimated fair value of the Partnership’s contingent consideration liability relating to the acquisition of Logitel, which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), during the three and nine months ended September 30, 2015 and 2014 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	Asset (Liability)		Asset (Liability)
	$	$	$	$
Balance at beginning of period	(15,292)	—	(21,448)	—
Acquisition of Logitel	—	(21,170)	—	(21,170)
Settlement of liability (note 13b)	—	—	3,540	—
Adjustment to liability	—	—	2,569	—
Unrealized loss included in Other (expense) income - net	(253)	(278)	(206)	(278)

	(15,545)	(21,448)	(15,545)	(21,448)

b)	Financing Receivables

The following table contains a summary of the Partnership’s financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis:

	Credit Quality Indicator	Grade	September 30, 2015 $	December 31, 2014 $
Direct financing leases	Payment activity	Performing	18,819	22,458

5.	Segment Reporting

The following table includes results for the Partnership’s shuttle tanker segment; FPSO unit segment; floating storage and off-take (or FSO) unit segment; conventional tanker segment; towage segment; and UMS segment for the periods presented in these consolidated financial statements.

Three months ended September 30, 2015	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Towage Segment	UMS Segment	Total
Revenues	131,381	137,888	14,234	8,006	10,808	11,737	314,054
Voyage expenses	(22,844)	—	(217)	(765)	(4,340)	—	(28,166)
Vessel operating expenses	(28,814)	(47,542)	(6,511)	(1,620)	(4,709)	(5,976)	(95,172)
Time-charter hire expense	(18,893)	—	—	—	—	—	(18,893)
Depreciation and amortization	(25,362)	(38,051)	(3,295)	(1,676)	(2,766)	(1,677)	(72,827)
General and administrative (1)(2)	(4,162)	(17,600)	(183)	(148)	(2,670)	(2,558)	(27,321)
(Write-down) and gain on sale of vessel	—	—	—	—	—	—	—
Restructuring charge	(157)	—	—	—	—	—	(157)

Income (loss) from vessel operations	31,149	34,695	4,028	3,797	(3,677)	1,526	71,518

Three months ended September 30, 2014	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Towage Segment	UMS Segment	Total
Revenues	144,778	92,801	12,786	7,811	266	—	258,442
Voyage expenses	(26,178)	—	(1,038)	(1,351)	(55)	—	(28,622)
Vessel operating expenses	(38,969)	(43,142)	(7,969)	(1,558)	—	—	(91,638)
Time-charter hire expense	(7,085)	—	—	—	—	—	(7,085)
Depreciation and amortization	(27,727)	(18,186)	(2,232)	(1,614)	—	—	(49,759)
General and administrative (1)	(6,542)	(5,143)	(768)	(795)	(372)	(418)	(14,038)
Write-down of vessels	(4,759)	—	—	—	—	—	(4,759)

Income (loss) from vessel operations	33,518	26,330	779	2,493	(161)	(418)	62,541

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Nine months ended September 30, 2015	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Towage Segment	UMS Segment	Total
Revenues	402,370	377,885	42,885	24,313	27,395	15,423	890,271
Voyage expenses	(61,349)	—	(438)	(1,980)	(7,632)	—	(71,399)
Vessel operating expenses	(94,250)	(134,752)	(19,791)	(4,508)	(9,157)	(7,102)	(269,560)
Time-charter hire expense	(35,976)	—	—	—	(662)	—	(36,638)
Depreciation and amortization	(80,524)	(100,319)	(9,191)	(5,025)	(5,488)	(2,078)	(202,625)
General and administrative (1)(2)	(19,349)	(29,433)	(1,213)	(907)	(3,817)	(3,704)	(58,423)
(Write-down) and gain on sale of vessels	(13,853)	—	—	—	—	(500)	(14,353)
Restructuring charge	(292)	—	—	—	—	—	(292)

Income from vessel operations	96,777	113,381	12,252	11,893	639	2,039	236,981

Nine months ended September 30, 2014	Shuttle Tanker Segment	FPSO Segment (3)	FSO Segment	Conventional Tanker Segment	Towage Segment	UMS Segment	Total
Revenues	435,000	259,922	38,748	25,039	369	—	759,078
Voyage expenses	(82,797)	—	(1,210)	(4,264)	(61)	—	(88,332)
Vessel operating expenses	(119,090)	(123,005)	(21,374)	(4,483)	—	—	(267,952)
Time-charter hire expense	(23,472)	—	—	—	—	—	(23,472)
Depreciation and amortization	(82,386)	(54,275)	(5,223)	(4,837)	—	—	(146,721)
General and administrative (1)(2)	(19,684)	(18,890)	(2,654)	(1,640)	(3,655)	(418)	(46,941)
Write-down of vessels	(4,759)	—	—	—	—	—	(4,759)
Restructuring recovery	262	—	—	—	—	—	262

Income (loss) from vessel operations	103,074	63,752	8,287	9,815	(3,347)	(418)	181,163

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
(2)

General and administrative expenses for the three and nine months ended September 30, 2015 includes business development fees of $9.7 million, $2.2 million and $2.0 million to Teekay Corporation in connection with the acquisition of the Knarr Companies in the FPSO segment, six long-distance towing and offshore installation vessels in the towage segment, and the Arendal Spirit UMS in the UMS segment, respectively (see notes 3, 7b and 13b).

General and administrative expenses for the nine months ended September 30, 2014 includes a $1.6 million business development fee to Teekay Corporation in connection with the acquisition of ALP Maritime Services B.V. (or ALP) in the towage segment (see notes 7b and 13a).

(3)

Income from vessel operations for the nine months ended September 30, 2014 excludes $3.1 million of the Voyageur Spirit FPSO unit indemnification payments received by the Partnership from Teekay Corporation relating to a production shortfall during the period January 1, 2014 through February 21, 2014 and a further $0.4 million relating to unreimbursed vessel operating expenses incurred before the unit was declared on-hire as of February 22, 2014. These indemnification payments received by the Partnership from Teekay Corporation have effectively been treated as a reduction to the purchase price of the Voyageur Spirit (see note 7f).

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	September 30, 2015	December 31, 2014
	$	$
Shuttle tanker segment	1,799,569	1,936,809
FPSO segment	2,749,282	1,267,076
FSO segment	295,413	133,925
Conventional tanker segment	135,786	150,109
Towage segment	300,900	61,795
UMS segment	271,729	62,017
Unallocated:
Cash and cash equivalents and restricted cash	300,408	298,898
Other assets	3,785	34,635

Consolidated total assets	5,856,872	3,945,264

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

6.	Long-Term Debt

	September 30, 2015	December 31, 2014
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due through 2019	476,903	544,969
Norwegian Kroner Bonds due through 2019	340,556	389,157
U.S. Dollar-denominated Term Loans due through 2018	133,535	158,547
U.S. Dollar-denominated Term Loans due through 2026	1,920,661	850,433
U.S. Dollar Non-Public Bond due through 2023	208,264	192,917
U.S. Dollar Bonds due through 2019	300,000	300,000

Total	3,379,919	2,436,023
Less current portion	469,002	258,014

Long-term portion	2,910,917	2,178,009

As at September 30, 2015, the Partnership had six long-term revolving credit facilities, which, as at such date, provided for total borrowings of up to $531.1 million, of which $54.2 million was undrawn. The total amount available under the revolving credit facilities reduces by $28.7 million (remainder of 2015), $216.2 million (2016), $102.7 million (2017), $136.2 million (2018) and $47.3 million (2019). Four of the revolving credit facilities are guaranteed by the Partnership and certain of its subsidiaries for all outstanding amounts and contain covenants that require the Partnership to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of the Partnership’s total consolidated debt. Two revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 20 of the Partnership’s vessels, together with other related security.

In January 2014, the Partnership issued Norwegian Kroner (or NOK) 1,000 million in senior unsecured bonds that mature in January 2019 in the Norwegian bond market. As of September 30, 2015, the carrying amount of the bonds was $117.4 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 4.25%. The Partnership entered into a cross currency swap to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.42%, and the transfer of the principal amount fixed at $162.2 million upon maturity in exchange for NOK 1,000 million (see note 8).

In January 2013, the Partnership issued NOK 1,300 million in senior unsecured bonds in the Norwegian bond market. The bonds were issued in two tranches maturing in January 2016 (NOK 500 million) and January 2018 (NOK 800 million). As at September 30, 2015, the carrying amount of the bonds was $152.7 million. The bonds are listed on the Oslo Stock Exchange. Interest payments on the tranche maturing in January 2016 are based on NIBOR plus a margin of 4.00%. Interest payments on the tranche maturing in 2018 are based on NIBOR plus a margin of 4.75%. The Partnership entered into cross currency rate swaps to swap all interest and principal payments into U.S. Dollars, with interest payments fixed at a rate of 4.94% on the tranche maturing in 2016 and 6.07% on the tranche maturing in 2018 and the transfer of the principal amount fixed at $89.7 million upon maturity in exchange for NOK 500 million on the tranche maturing in 2016 and fixed at $143.5 million upon maturity in exchange for NOK 800 million on the tranche maturing in 2018 (see note 8).

In January 2012, the Partnership issued NOK 600 million in senior unsecured bonds that mature in January 2017 in the Norwegian bond market. As at September 30, 2015, the carrying amount of the bonds was $70.5 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.75%. The Partnership entered into a cross currency rate swap to swap all interest and principal payments into U.S. dollars, with the interest payments fixed at a rate of 7.49%, and the transfer of the principal amount fixed at $101.4 million upon maturity in exchange for NOK 600 million (see note 8).

As at September 30, 2015, three of the Partnership’s 50%-owned subsidiaries each had an outstanding term loan, which totaled $133.5 million. The term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2018. These term loans are collateralized by first-priority mortgages on the three shuttle tankers to which the loans relate, together with other related security. As at September 30, 2015, the Partnership had guaranteed $31.9 million of these term loans, which represents its 50% share of the outstanding term loans of two of these 50%-owned subsidiaries. The other owner and Teekay Corporation have guaranteed $66.8 million and $34.8 million, respectively.

As at September 30, 2015, the Partnership had term loans outstanding for the shuttle tankers the Amundsen Spirit, the Nansen Spirit, the Peary Spirit, the Scott Spirit, the Samba Spirit and the Lambada Spirit, for the Suksan Salamander FSO unit, for the Piranema Spirit, the Voyageur Spirit, the Petrojarl Knarr and the Petrojarl I FPSO units, for the ALP towing vessels, and for the Arendal Spirit UMS, which totaled $1.9 billion. For the term loans relating to the Amundsen Spirit and the Nansen Spirit, one tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with final bullet payments of $29.0 million due in 2022 and $29.1 million due in 2023, respectively. The other term loans reduce over time with quarterly or semi-annual payments. These term loans have varying maturities through 2026 and are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at September 30, 2015, the Partnership had guaranteed $1.6 billion of these term loans and Teekay Corporation had guaranteed $302.1 million.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

In February 2015, the Partnership issued $30.0 million in senior bonds that mature in June 2024 in a U.S. private placement. As of September 30, 2015, the carrying amount of the bonds was $28.9 million. The interest payments on the bonds are fixed at a rate of 4.27%. The bonds are collateralized by first-priority mortgage on the Dampier Spirit FSO unit to which the bonds relate, together with other related security.

In August 2014, the Partnership assumed Logitel’s obligations under a bond agreement from Sevan Marine ASA (or Sevan) as part of the Logitel acquisition. The bonds are retractable at par at any time by the Partnership. As of September 30, 2015, the carrying amount of the bonds was $18.5 million.

In September 2013 and November 2013, the Partnership issued a total of $174.2 million of ten-year senior bonds that mature in December 2023 and that were issued in a U.S. private placement to finance the Bossa Nova Spirit and the Sertanejo Spirit shuttle tankers. The bonds accrue interest at a fixed combined rate of 4.96%. The bonds are collateralized by first-priority mortgages on the two vessels to which the bonds relate, together with other related security. The Partnership makes semi-annual repayments on the bonds and as of September 30, 2015, the carrying amount of the bonds was $160.8 million.

In May 2014, the Partnership issued $300.0 million in five-year senior unsecured bonds that mature in July 2019 in the U.S. bond market. As of September 30, 2015, the carrying amount of the bonds was $300.0 million. The bonds are listed on the New York Stock Exchange. The interest payments on the bonds are fixed at a rate of 6.0%.

Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus margins, except for $11.6 million of one tranche of the term loans for the ALP towing vessels, which are fixed at 2.93%. At September 30, 2015 and December 31, 2014, the margins ranged between 0.3% and 3.25%. The weighted-average effective interest rate on the Partnership’s variable rate long-term debt as at September 30, 2015 was 3.1% (December 31, 2014 - 3.5%). This rate does not include the effect of the Partnership’s interest rate swaps (see note 8).

The aggregate annual long-term debt principal repayments required to be made subsequent to September 30, 2015 are $90.6 million (remainder of 2015), $496.4 million (2016), $584.6 million (2017), $564.2 million (2018), $677.2 million (2019), and $966.9 million (thereafter).

The Partnership and a subsidiary of Teekay Corporation are borrowers under a loan arrangement and are jointly and severally liable for the obligations to the lender. The obligations resulting from long-term debt joint and several liability arrangements are measured at the sum of the amount the Partnership agreed to pay, on the basis of its arrangement with the co-obligor, and any additional amount the Partnership expects to pay on behalf of the co-obligor. As of September 30, 2015, this loan arrangement had an outstanding balance of $85.3 million, of which $50.3 million was the Partnership’s obligation. Teekay Corporation has agreed to indemnify the Partnership in respect of any losses and expenses arising from any breach by the co-obligor of the terms and conditions of the loan facility.

Obligations under the Partnership’s credit facilities are secured by certain vessels, and if the Partnership is unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. The Partnership has two revolving credit facilities and four term loans that require the Partnership to maintain vessel values to drawn principal balance ratios of a minimum range of 105% to 125%. As at September 30, 2015, these ratios ranged from 140% to 318%. The vessel values used in these ratios are appraised values provided by third parties where available, or are prepared by the Partnership based on second-hand sale and purchase market data. Changes in the conventional or shuttle tanker, towing or UMS markets could negatively affect these ratios.

As at September 30, 2015, the Partnership and Teekay Corporation were in compliance with all covenants related to the credit facilities and long-term debt.

7.	Related Party Transactions and Balances

a)

During the three and nine months ended September 30, 2015, four conventional tankers, two shuttle tankers and three FSO units of the Partnership were employed on long-term time-charter-out or bareboat contracts with subsidiaries of Teekay Corporation.

b)

Teekay Corporation and its wholly-owned subsidiaries provide substantially all of the Partnership’s commercial, technical, crew training, strategic, business development and administrative service needs. In addition, the Partnership reimburses the general partner for expenses incurred by the general partner that are necessary or appropriate for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	$	$	$	$
Revenues(1)	17,591	15,561	52,410	49,318
Vessel operating expenses(2)	(9,821)	(8,974)	(29,671)	(28,804)
General and administrative(3)(4)	(22,928)	(9,656)	(38,990)	(28,196)
Interest expense(5)(6)	(3,136)	(113)	(3,359)	(336)

(1)

Includes revenue from time-charter-out or bareboat contracts with subsidiaries or affiliates of Teekay Corporation, including management fees from ship management services provided by the Partnership to a subsidiary of Teekay Corporation.

(2)	Includes ship management and crew training services provided by Teekay Corporation.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

(3)

Includes commercial, technical, strategic, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and our general partner for costs incurred on the Partnership’s behalf.

(4)

Includes business development fees of $9.7 million, $2.2 million and $2.0 million to Teekay Corporation in connection with the acquisition of the Knarr Companies, six long-distance towing and offshore installation vessels, and the Arendal Spirit UMS, respectively, during the three and nine months ended September 30, 2015; and a $1.6 million business development fee paid to Teekay Corporation in connection with the acquisition of ALP during the nine months ended September 30, 2014.

(5)	Includes a guarantee fee related to the final bullet payment of the Piranema Spirit FPSO debt facility guaranteed by Teekay Corporation and interest expense incurred on due to affiliates balances.
(6)

Includes interest expense of $3.0 million for the three and nine months ended September 30, 2015, incurred on the convertible promissory note issued to Teekay Corporation in connection with the financing of the acquisition of the Knarr Companies (see note 3). The convertible promissory note incurs interest at a rate of 6.50% on the outstanding principal balance, which as at September 30, 2015 was $100.0 million. The outstanding principal balance, together with accrued interest, is payable in full on July 1, 2016.

c)

At September 30, 2015, due from affiliates totaled $44.8 million (December 31, 2014 - $44.2 million) and due to affiliates totaled $296.7 million (December 31, 2014 -$108.9 million). Amounts due to and from affiliates, other than the convertible promissory note issued to Teekay Corporation (see note 3), are non-interest bearing and unsecured, and are expected to be settled within the next fiscal year in the normal course of operations or from financings.

d)

In May 2013, the Partnership entered into a ten-year charter contract, plus extension options, with Salamander Energy plc (or Salamander) to supply an FSO unit in Asia. The Partnership converted its 1993-built shuttle tanker, the Navion Clipper, into an FSO unit, which commenced its charter contract with Salamander in August 2014. The Partnership received project management and execution services from certain subsidiaries of Teekay Corporation relating to the FSO conversion. These costs were capitalized and are included in vessels and equipment. Project management and execution costs paid to Teekay Corporation subsidiaries amounted to $3.6 million.

e)

In May 2013, the Partnership entered into an agreement with Statoil ASA (or Statoil), on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit that is being converted from the Randgrid shuttle tanker, which commenced its conversion during the second quarter of 2015. The Partnership received project management and engineering services from certain subsidiaries of Teekay Corporation relating to this FSO unit conversion. These costs are capitalized and included as part of advances on newbuilding contracts and will be reclassified to vessels and equipment upon completion of the conversion in early-2017. Project management and engineering costs paid to Teekay Corporation subsidiaries amounted to $4.6 million as of September 30, 2015.

f)

On May 2, 2013, the Partnership acquired from Teekay Corporation its 100% interest in Voyageur LLC, which owns the Voyageur Spirit FPSO unit, which operates on the Huntington Field in the North Sea under a five-year contract, plus up to 10 one-year extension options, with E.ON Ruhrgas UK GP Limited (or E.ON), for an original purchase price of $540.0 million. Due to a defect encountered in one of its two gas compressors, the FPSO unit was unable to achieve final acceptance by E.ON within the allowable timeframe, resulting in the FPSO unit being declared off-hire by the charterer retroactive to April 13, 2013.

On September 30, 2013, the Partnership entered into an interim agreement with E.ON whereby the Partnership was compensated for production beginning August 27, 2013 until the receipt of final acceptance by E.ON. Until receipt of final acceptance, Teekay Corporation agreed to indemnify the Partnership for certain production shortfalls and unreimbursed vessel operating expenses. For the period from April 13, 2013 to December 31, 2013, Teekay Corporation indemnified the Partnership a total of $34.9 million for production shortfalls and unreimbursed repair costs. During 2014, Teekay Corporation indemnified the Partnership for a further $3.5 million for production shortfalls and unrecovered repair costs to address the compressor issues, and paid another $2.7 million in late-2014 relating to a final settlement of pre-acquisition capital expenditures for the Voyageur Spirit FPSO unit. On April 4, 2014, the Partnership received the certificate of final acceptance from the charterer, which declared the unit on-hire retroactive to February 22, 2014.

Amounts paid as indemnification from Teekay Corporation to the Partnership were effectively treated as a reduction in the purchase price paid by the Partnership for the FPSO unit. The original purchase price of $540.0 million has effectively been reduced to $503.1 million ($273.1 million net of assumed debt of $230.0 million) to reflect total indemnification payments from Teekay Corporation of $41.1 million, partially offset by the excess value of $4.3 million relating to the 1.4 million common units the Partnership issued as part of the purchase price to Teekay Corporation on the date of closing of the transaction in May 2013 compared to the value of the common units at the date Teekay Corporation offered to sell the FPSO unit to the Partnership. The excess of the purchase price (net of assumed debt) over the book value of the net assets of $201.8 million has been accounted for as an equity distribution to Teekay Corporation of $71.4 million.

g)

On June 10, 2013, the Partnership acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with Odebrecht Oil & Gas S.A (or Odebrecht), which owns the Cidade de Itajai (or Itajai) FPSO unit, for a cash purchase price of $53.8 million. The Partnership’s investment in the Itajai FPSO unit is accounted for using the equity method.

The purchase price was based on an estimate of the fully built-up cost of the Itajai FPSO unit, including certain outstanding contractual items. During 2014, the joint venture received in connection with the resolution of these contractual items an aggregate of $6.1 million in reimbursements from the charterer and insurer, which was originally deducted from the Partnership’s purchase price of the Itajai FPSO unit. Accordingly, the Partnership remitted this reimbursed amount to Teekay Corporation.

h)

The long-term bareboat contracts relating to two conventional tankers of the Partnership with a joint venture in which Teekay Corporation had a 50% interest were novated under the same terms to a subsidiary of Teekay Corporation in January 2014 and March 2014, respectively. The excess of the contractual rates over the market rates at the time of the novations were $0.3 million and $0.9 million, respectively, for the three and nine months ended September 30, 2015, and $0.3 million and $0.7 million, respectively, for the three and nine months ended September 30, 2014, and are accounted for as an equity contributions from Teekay Corporation.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

i)

In December 2014, the Partnership entered into an agreement with a consortium led by Queiroz Galvão Exploração e Produção SA (or QGEP) to provide an FPSO unit for the Atlanta field located in the Santos Basin offshore Brazil. In connection with the contract with QGEP, the Partnership acquired the Petrojarl I FPSO from Teekay Corporation for a purchase price of $57 million. The purchase price was financed by means of an intercompany loan payable to a subsidiary of Teekay Corporation, which was repaid in July 2015. Interest payments on the loan are based on a fixed rate of 6.5%. The Petrojarl I is currently undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard in the Netherlands for an estimated cost of approximately $231 million, which includes the cost of acquiring the Petrojarl I. The excess of the purchase price over Teekay Corporation’s carrying value of the Petrojarl I FPSO unit has been accounted for as an equity distribution to Teekay Corporation of $12.4 million in 2014.

j)

On July 1, 2015 the Partnership acquired from Teekay Corporation its 100% interest in the Knarr Companies, which own the Petrojarl Knarr FPSO unit, which operates on the Knarr Field in the North Sea, for an equity purchase price of $530.4 million (see note 3).

8.	Derivative Instruments and Hedging Activities

The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. The Partnership has not designated, for accounting purposes, any of the foreign currency forward contracts held during the nine months ended September 30, 2015 as cash flow hedges.

As at September 30, 2015, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount
	in Foreign	Fair Value / Carrying	Average	Expected Maturity
	Currency	Amount of Asset (Liability)	Forward	2015	2016	2017
	(thousands)	(in thousands of U.S. Dollars)	Rate (1)	(in thousands of U.S. Dollars)
Norwegian Kroner	666,000	(11,871)	7.41	15,964	54,577	19,372
Euro	10,517	(260)	0.87	9,617	2,413	—
Singapore Dollar	22,442	(872)	1.36	—	16,537	—

		(13,003)

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

In connection with its issuance of NOK bonds, the Partnership has entered into cross currency swaps pursuant to which it receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Partnership’s NOK bonds due from 2016 through 2019. In addition, the cross currency swaps due from 2016 through 2019 economically hedge the interest rate exposure on the NOK bonds due from 2016 through 2019. The Partnership has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK bonds due from 2016 through 2019. As at September 30, 2015, the Partnership was committed to the following cross currency swaps:

					Fair Value /	Remaining Term (years)
Notional Amount	Principal Amount	Floating Rate Receivable		Fixed Rate Payable	Carrying Amount of
NOK	USD	Reference Rate	Margin		Asset (Liability)
(thousands)	(thousands)				$
600,000	101,351	NIBOR	5.75%	7.49%	(34,461)	1.3
500,000	89,710	NIBOR	4.00%	4.94%	(31,659)	0.3
800,000	143,536	NIBOR	4.75%	6.07%	(54,380)	2.3
1,000,000	162,200	NIBOR	4.25%	6.42%	(53,179)	3.3

					(173,679)

Interest Rate Risk

The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt.

As at September 30, 2015, the Partnership was committed to the following interest rate swap agreements:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%)(1)
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	950,000	(180,737)	6.9	3.9
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	1,327,552	(95,483)	5.8	2.6

		2,277,552	(276,220)

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at September 30, 2015, ranged between 0.30% and 3.25%
(2)	Notional amount remains constant over the term of the swap.
(3)	Principal amount reduces quarterly or semi-annually.

For the periods indicated, the following table presents the effective portion of losses on interest rate swap agreements designated and qualifying as cash flow hedges that were (1) recognized in other comprehensive (loss) income, (2) recorded in accumulated other comprehensive loss (or AOCI) during the term of the hedging relationship and reclassified to earnings, and (3) recognized in the ineffective portion of losses on derivative instruments designated and qualifying as cash flow hedges.

Three Months Ended September 30, 2015				Three Months Ended September 30, 2014
Balance Sheet (AOCI)	Statement of Loss			Balance Sheet (AOCI)	Statement of Income
Effective Portion	Effective Portion	Ineffective Portion		Effective Portion	Effective Portion	Ineffective Portion
(1,085)	—	(1,058)	Interest expense	—	—	—	Interest expense

(1,085)	—	(1,058)		—	—	—

Nine Months Ended September 30, 2015				Nine Months Ended September 30, 2014
Balance Sheet (AOCI)	Statement of Income			Balance Sheet (AOCI)	Statement of Income
Effective Portion	Effective Portion	Ineffective Portion		Effective Portion	Effective Portion	Ineffective Portion
(1,085)	—	(1,058)	Interest expense	—	—	—	Interest expense

(1,085)	—	(1,058)		—	—	—

As at September 30, 2015, the Partnership had multiple interest rate swaps and cross currency swaps governed by the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Partnership’s consolidated balance sheets. As at September 30, 2015, these interest rate swaps and cross currency swaps had an aggregate fair value liability amount of $367.0 million (December 31, 2014 – $303.8 million). As at September 30, 2015, the Partnership had $49.4 million on deposit with the relevant counterparties as security for swap liabilities under certain master agreements (December 31, 2014 – $46.8 million). The deposit is presented in restricted cash and restricted cash – long-term on the consolidated balance sheets.

Tabular disclosure

The following table presents the location and fair value amounts of the assets (liabilities) of the Partnership’s derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

	Derivative Assets $	Accrued Liabilities $	Current Portion of Derivative Liabilities $	Derivative Liabilities $

As at September 30, 2015
Foreign currency contracts	—	—	(11,321)	(1,682)
Cross currency swaps	—	(1,957)	(40,240)	(131,482)
Interest rate swaps	284	(12,764)	(72,853)	(190,887)

	284	(14,721)	(124,414)	(324,051)

As at December 31, 2014
Foreign currency contracts	—	—	(8,490)	(2,778)
Cross currency swaps	—	(1,105)	(6,496)	(112,902)
Interest rate swaps	4,660	(8,742)	(70,332)	(142,074)

	4,660	(9,847)	(85,318)	(257,754)

Realized and unrealized (losses) gains of interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized (losses) gains on derivative instruments in the consolidated statements of (loss) income. The effect of the (losses) gains on these derivatives on the consolidated statements of (loss) income is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015 $	2014 $	2015 $	2014 $
Realized losses relating to:
Interest rate swap termination	(10,876)	—	(10,876)	—
Interest rate swaps	(15,857)	(13,799)	(45,378)	(41,859)
Foreign currency forward contracts	(4,064)	(278)	(9,890)	(581)

	(30,797)	(14,077)	(66,144)	(42,440)

Unrealized (losses) gains relating to:
Interest rate swaps	(43,453)	6,940	(22,303)	(40,152)
Foreign currency forward contracts	(2,852)	(2,295)	(1,735)	(1,616)

	(46,305)	4,645	(24,038)	(41,768)

Total realized and unrealized losses on derivative instruments	(77,102)	(9,432)	(90,182)	(84,208)

Realized and unrealized losses on the cross currency swaps are recognized in earnings and reported in foreign currency exchange loss in the consolidated statements of (loss) income. The effect of the loss on cross currency swaps on the consolidated statements of (loss) income is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015 $	2014 $	2015 $	2014 $
Realized losses	(2,840)	(497)	(7,173)	(519)
Unrealized losses	(32,649)	(18,806)	(52,325)	(25,498)

Total realized and unrealized losses on cross currency swaps	(35,489)	(19,303)	(59,498)	(26,017)

The Partnership is exposed to credit loss in the event of non-performance by the counterparties, all of which are financial institutions, to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

9.	Income Tax

The components of the provision for income tax are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	$	$	$	$
Current	(119)	(358)	(745)	(2,026)
Deferred	5,584	(1,110)	6,399	(887)

Income tax recovery (expense)	5,465	(1,468)	5,654	(2,913)

10.	Commitments and Contingencies

a)

During 2010, an unrelated party contributed a 1995-built shuttle tanker, the Randgrid, to a subsidiary of the Partnership for a 33% equity interest in the subsidiary. The non-controlling interest owner in the subsidiary holds a put option which, if exercised, would obligate the Partnership to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. This redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at September 30, 2015.

b)

In May 2013, the Partnership entered into an agreement with Statoil, on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit that will be converted from the Randgrid shuttle tanker, which the Partnership purchased in August 2015 from a 67%-owned subsidiary. The FSO conversion project is expected to cost approximately $284 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization. As at September 30, 2015, payments made towards this commitment totaled $124.3 million and the remaining payments required to be made are $52.6 million (remainder of 2015), $100.3 million (2016) and $6.5 million (2017). Following scheduled completion of the conversion in early-2017, the FSO unit will commence operations under a three-year time-charter contract to Statoil, which includes 12 additional one-year extension options.

c)

In March 2014, the Partnership acquired 100% of the shares of ALP, a Netherlands-based provider of long-distance ocean towing and offshore installation services to the global offshore oil and gas industry. Concurrently with this transaction, the Partnership and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and offshore installation vessel newbuildings. These vessels will be equipped with dynamic positioning capability and are scheduled for delivery in 2016. The Partnership has agreed to acquire these newbuildings for a total cost of approximately $258 million. As at September 30, 2015, payments made towards these commitments totaled $72.3 million and the remaining payments required to be made under these newbuilding contracts are $32.3 million (remainder of 2015) and $153.6 million (2016). The Partnership will finance the newbuilding installments primarily from long-term debt financing of $177 million secured for these vessels in July 2015, and to a lesser extent, through existing liquidity and proceeds from equity issuances.

In October 2014, the Partnership, through its wholly-owned subsidiary ALP, agreed to acquire six on-the-water, long-distance towing and offshore installation vessels for approximately $222 million. The vessels were built between 2006 and 2010 and are all equipped with dynamic positioning capabilities. The Partnership took delivery of the six vessels during the nine months ended September 30, 2015 for a total price of $222 million, of which $145.6 million was debt financed, $69.4 million was financed through existing liquidity and $7.0 million is to be paid in November 2015, subject to the vessels earning target charter rates from the time of acquisition through to November 2015. As at September 30, 2015, payments made towards these commitments totaled $215.0 million and the amount of the remaining payment required to be made is $7.0 million (remainder of 2015), which can be reduced based on actual vessel charter rates earned relative to a target pre-established with the seller.

d)

In August 2014, the Partnership acquired 100% of the outstanding shares of Logitel, a Norway-based company focused on high-end UMS. Concurrently with this transaction, the Partnership acquired three UMS newbuildings ordered from COSCO (Nantong) Shipyard (COSCO) in China that are expected to cost approximately $584 million in aggregate, including estimated site supervision costs and license fees to be paid to Sevan to allow for use of its cylindrical hull design in these UMS and $30.0 million from the Partnership’s assumption of Logitel’s obligations under a bond agreement from Sevan. As at September 30, 2015, payments made towards these commitments totaled $187.5 million and the remaining payments required to be made under these newbuilding contracts are $3.8 million (remainder of 2015), $186.9 million (2016), $193.8 million (2017) and $11.8 million (2018). During the second quarter of 2015, the Partnership exercised its options to defer the delivery of its second UMS newbuilding by up to one year, and the delivery and all related construction work of its third UMS by 120 days. The Partnership took delivery of one UMS, the Arendal Spirit, in February 2015 and, subsequent to the options exercised, the remaining two units are scheduled to deliver in the fourth quarter of 2016 and the first quarter of 2017. The Partnership financed the Arendal Spirit through long-term debt financing and its existing liquidity and it intends to finance the remaining two UMS newbuilding payments primarily from expected long-term debt financing prior to their scheduled deliveries, and to a lesser extent, through existing liquidity and proceeds from equity issuances.

e)

In October 2014, the Partnership sold a 1995-built shuttle tanker, the Navion Norvegia, to a 50/50 joint venture with Odebrecht. The vessel is committed to a new FPSO conversion for the Libra field located in the Santos Basin offshore Brazil. The conversion project will be completed at Sembcorp Marine’s Jurong Shipyard in Singapore and the FPSO unit is scheduled to commence operations in early-2017 under a 12-year fixed-rate contract with a consortium led by Petroleo Brasileiro SA (Petrobras). The FPSO conversion is expected to cost approximately $1.0 billion. As at September 30, 2015, payments made by the joint venture towards these commitments totaled $140.2 million and the remaining payments required to be made by the joint venture are $204.3 million (remainder of 2015), $638.3 million (2016) and $22.0 million (2017). The Partnership intends to finance its share of the conversion through long-term debt financing within the joint venture and, to a lesser extent, with its existing liquidity and proceeds from equity issuances. The joint venture secured a $248 million short-term loan in late-2014, which is expected to be refinanced in December 2015 with a long-term debt facility of $804 million for the FPSO unit (see note 15).

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

f)

In December 2014, the Partnership acquired the Petrojarl I FPSO unit from Teekay Corporation for $57 million (see note 7i) in an asset acquisition. The Petrojarl I is undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard in the Netherlands with an estimated cost of approximately $253 million, which includes the cost of acquiring the Petrojarl I. The FPSO is scheduled to commence operations in the third quarter of 2016 under a five-year fixed-rate charter contract with QGEP. As at September 30, 2015, payments made towards these commitments, including the acquisition of the Petrojarl I FPSO unit from Teekay Corporation, totaled $121.4 million and the remaining payments required to be made were $36.8 million (remainder of 2015) and $95.1 million (2016). The Partnership intends to finance the remaining upgrade payments through long-term debt financing for the FPSO unit and, to a lesser extent, with its existing liquidity and proceeds from equity issuances. The Partnership secured a $180 million long-term loan in June 2015 and made a partial draw down on the facility in July 2015 to finance the Petrojarl I FPSO upgrade payments.

g)

In June 2015, the Partnership entered into 15-year contracts, plus extension options, with a group of oil companies to provide shuttle tanker services for oil production on the East Coast of Canada. These contracts were initially being serviced by three third party-owned shuttle tankers operating on the East Coast of Canada, which were chartered-in to the Partnership. One of these vessels was replaced by one of the Partnership’s existing shuttle tankers, the Navion Hispania, during the third quarter of 2015. The Partnership has entered into contracts to construct three Suezmax DP2 shuttle tanker newbuildings for a fully built-up cost of approximately $368 million, with an option to order one additional vessel. These vessels will replace the existing vessels servicing the East Coast of Canada. The three newbuildings are expected to be delivered in the fourth quarter of 2017 through the first half of 2018. As at September 30, 2015, payments made towards these commitments totaled $33.5 million and the remaining payments required to be made under these newbuilding contracts are $2.9 million (remainder of 2015), $55.2 million (2016), $207.5 million (2017), and $68.6 million (2018). The Partnership intends to finance the newbuilding installments through its existing liquidity and expects to secure long-term debt financing for these vessels prior to their scheduled deliveries.

11.	Total Capital and Net Income Per Common Unit

At September 30, 2015, a total of 64.3% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation. All of the Partnership’s outstanding Series A Cumulative Redeemable Preferred Units (the Series A Preferred Units), Series B Cumulative Redeemable Preferred Units (the Series B Preferred Units) and Series C Cumulative Convertible Perpetual Preferred Units (the Series C Preferred Units) are held by the public.

On July 31, 2015, $300.0 million of the convertible promissory note issued to Teekay Corporation as partial financing of the Knarr companies acquisition was converted into 14.4 million common units of the Partnership (see note 3). In connection with this conversion, the general partner contributed $6.1 million to maintain its 2% proportionate capital of the Partnership.

In 2013, the Partnership implemented a continuous offering program (or COP) under which the Partnership may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million. As at September 30, 2015, the Partnership had issued an aggregate amount of $13.8 million. For the nine months ended September 30, 2015 and 2014, the Partnership sold an aggregate of 187,141 and 213,350 common units, respectively, under the COP, generating proceeds of approximately $3.2 million and $7.6 million, respectively (including the general partner’s 2% proportionate capital contribution of $0.1 million and $0.2 million, respectively, and net of approximately $nil million and $0.2 million, respectively, of offering costs). The net proceeds from the issuance of these common units were used for general partnership purposes.

Net (Loss) Income Per Common Unit

Limited partners’ interest in net (loss) income per common unit – basic is determined by dividing net income, after deducting the amount of net (loss) income attributable to the non-controlling interests, the general partner’s interest and the distributions on the Series A Preferred Units, the Series B Preferred Units and the Series C Preferred Units, by the weighted-average number of common units outstanding during the period. The distributions payable and paid on the preferred units for the three and nine months ended September 30, 2015 were $10.3 million and $17.9 million, respectively, and $2.7 million and $8.2 million, respectively, for the three and nine months ended September 30, 2014. The computation of limited partners’ interest in net (loss) income per common unit – diluted assumes the exercise of all dilutive restricted units using the treasury stock method and the if-converted method relating to the Series C Preferred Units. At any time after the 18 month anniversary of the closing date, the Series C Preferred Units will be convertible on a one-for-one basis into common units of the Partnership. The computation of limited partners’ interest in net loss per common unit – diluted does not assume such exercises or conversions as the effect would be anti-dilutive. The computation of limited partners’ interest in net (loss) income per common unit – diluted does not assume the conversion of the Series C Preferred Units when the amount of the distributions declared on the Series C Preferred Units is greater than the limited partners’ interest in net (loss) income per common unit – basic as the effect would be anti-dilutive.

For the three and nine months ended September 30, 2015, 9.7 million and 3.3 million, respectively, total restricted units and Series C Preferred Units are excluded from the computation of limited partners’ interest in net (loss) income per common unit – diluted, as they have an anti-dilutive effect. In periods where a loss is attributable to common unitholders all restricted units and the Series C Preferred Units are anti-dilutive.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

The general partner’s and common unitholders’ interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure, anticipated capital requirements and any accumulated distributions on, or redemptions of, the Series A Preferred Units, Series B Preferred Units and Series C Preferred Units. Unlike available cash, net income is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency translation gains and losses.

During the three months ended September 30, 2015 and 2014, cash distributions exceeded $0.4025 per common unit and, consequently, the assumed distributions of net income resulted in the use of the increasing percentages to calculate the general partner’s interest in net income for the purposes of the net income per common unit calculation. For more information on the increasing percentages to calculate the general partner’s interest in net income, please refer to the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2014.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.

Preferred Units

Pursuant to the partnership agreement, distributions on the 7.25% Series A Preferred Units to preferred unitholders are cumulative from the date of original issue and are payable quarterly in arrears, when, as and if declared by the board of directors of the general partner. At any time on or after April 30, 2018, the Series A Preferred Units may be redeemed by the Partnership at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions to the date of redemption. These units are listed on the New York Stock Exchange.

In April 2015, the Partnership issued 5.0 million 8.50% Series B Preferred Units in a public offering for net proceeds of $120.8 million. Pursuant to the partnership agreement, distributions on the Series B Preferred Units to preferred unitholders are cumulative from the date of original issue and are payable quarterly in arrears, when, as and if declared by the board of directors of the general partner. At any time on or after April 20, 2020, the Series B Preferred Units may be redeemed by the Partnership at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions to the date of redemption. These units are listed on the New York Stock Exchange.

In July 2015, the Partnership issued 10.4 million 8.60% Series C Preferred Units in a private placement for net proceeds of $249.8 million. At any time after the 18 month anniversary of the closing date, at the election of each holder, the Series C Preferred Units may be converted on a one-for-one basis into common units of the Partnership. Pursuant to the partnership agreement, distributions on the Series C Preferred Units to preferred unitholders are cumulative from the date of original issue and are payable quarterly in arrears, when, as and if declared by the board of directors of the general partner. The Series C Preferred Units may be redeemed in cash if a change of control occurs in the Partnership. As a result, the Series C Preferred Units that are subject to this redemption feature are not included on the Partnership’s consolidated balance sheet as part of the total equity and are presented as temporary equity above the equity section but below the liabilities section. A summary description of the Series C Preferred Units is included in the Partnership’s Report on Form 6-K filed with the SEC on July 6, 2015.

12.	Unit Based Compensation

During the nine months ended September 30, 2015, a total of 14,603 common units, with an aggregate value of $0.3 million, were granted and issued to the non-management directors of the general partner as part of their annual compensation for 2015.

The Partnership grants restricted unit-based compensation awards as incentive-based compensation to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. During March 2015 and 2014, the Partnership granted restricted unit-based compensation awards with respect to 101,543 and 67,569 units, respectively, with aggregate grant date fair values of $2.1 million for each period, based on the Partnership’s closing unit price on the grant dates. Each restricted unit is equal in value to one of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. Each award represents the specified number of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The awards vest equally over three years from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in this case, the award will continue to vest in accordance with the vesting schedule. Upon vesting, the awards are paid to each grantee in the form of common units or cash.

During the nine months ended September 30, 2015, restricted unit-based awards with respect to a total of 48,488 common units with a fair value of $1.5 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by issuing 12,612 common units and by paying $0.5 million in cash.

During the nine months ended September 30, 2014, restricted unit-based awards with respect to a total of 20,988 common units with a fair value of $0.6 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by issuing 6,584 common units and by paying $0.3 million in cash.

The Partnership recorded unit-based compensation (recovery) expense of ($0.1) million and $0.1 million, during the three months ended September 30, 2015 and 2014, respectively, and $1.2 million and $1.9 million, during the nine months ended September 30, 2015 and 2014, respectively, in general and administrative expenses in the Partnership’s consolidated statements of (loss) income. As of September 30, 2015 and December 31, 2014, liabilities relating to cash settled restricted unit-based compensation awards of $0.8 million and $1.0 million, respectively, were recorded in accrued liabilities on the Partnership’s consolidated balance sheets. As at September 30, 2015, the Partnership had $1.1 million of non-vested awards not yet recognized, which the Partnership expects to recognize over a weighted average period of 1.2 years.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

13.	Acquisitions

a)	Acquisition of ALP Maritime Services B.V.

On March 14, 2014, the Partnership acquired 100% of the shares of ALP. Concurrently with this transaction, the Partnership and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and offshore installation vessel newbuildings. These vessels will be equipped with dynamic positioning capability and are scheduled for delivery in 2016. The Partnership is committed to acquire these newbuildings for a total cost of approximately $258 million (see note 10c).

The Partnership acquired ALP for a purchase price of $2.6 million, which was paid in cash, and also entered into an arrangement to pay additional compensation to three former shareholders of ALP if certain requirements are satisfied. This contingent compensation consists of $2.4 million, which is payable upon the delivery and employment of ALP’s four newbuildings, which are scheduled for delivery throughout 2016, and a further amount of up to $2.6 million, which is payable if ALP’s annual operating results from 2017 to 2021 meet certain targets. The Partnership has the option to pay up to 50% of this compensation through the issuance of common units of the Partnership. Each of the contingent compensation amounts are payable only if the three shareholders are employed by ALP at the time performance conditions are met. These contingent compensation costs were $0.2 million and $0.2 million, for the three months ended September 30, 2015 and 2014, respectively, and $0.5 million and $0.4 million, for the nine months ended September 30, 2015 and 2014, respectively, and were recorded in general and administrative expenses in the Partnership’s consolidated statements of (loss) income. The Partnership also incurred a $1.0 million fee to a third party associated with the acquisition of ALP in the first quarter of 2014 and a $1.6 million business development fee to Teekay Corporation in the second quarter of 2014 for assistance with the acquisition, both of which were recognized in general and administrative expenses during 2014.

The acquisition of ALP was accounted for using the acquisition method of accounting, based upon finalized estimates of fair value.

The following table summarizes the finalized estimates of fair values of the ALP assets acquired and liabilities assumed by the Partnership on the acquisition date.

(in thousands of U.S. Dollars)	As at March 14, 2014 $
ASSETS
Cash and cash equivalents	294
Other current assets	404
Advances on newbuilding contracts	164
Other assets - long-term	395
Goodwill (towage segment)	2,032

Total assets acquired	3,289

LIABILITIES
Current liabilities	387
Other long-term liabilities	286

Total liabilities assumed	673

Net assets acquired	2,616

Consideration	2,616

The goodwill recognized in connection with the ALP acquisition is attributable primarily to the assembled workforce of ALP, including the employees’ experience, skills and abilities. Operating results of ALP are reflected in the Partnership’s financial statements commencing March 14, 2014, the effective date of the acquisition. From the date of acquisition to September 30, 2014, the Partnership recognized $0.4 million of revenue and $1.8 million of net loss, respectively, resulting from this acquisition. The following table shows summarized consolidated pro forma financial information for the Partnership for the nine months ended September 30, 2014, solely giving effect to the Partnership’s acquisition of ALP as if it had taken place on January 1, 2013:

Pro Forma Nine Months ended September 30, 2014 $
Revenues	759,213
Net income	35,205
Limited partners’ interest in net income per common unit:
- Basic	0.12
- Diluted	0.12

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

b)	Acquisition of Logitel Offshore Holding AS

On August 11, 2014, the Partnership acquired 100% of the outstanding shares of Logitel. The purchase price for the shares of Logitel consisted of $4.0 million in cash paid at closing and a potential additional cash amount of $27.6 million, subject to reductions of some or all of this potential additional amount if certain performance criteria are not met, primarily relating to the construction of the three UMS ordered from COSCO in China (see note 4a).

The Partnership committed to acquire three UMS ordered from COSCO for a total cost of approximately $584 million, including estimated site supervision costs and license fees to be paid to Sevan to allow for use of its cylindrical hull design in these UMS (see note 10d), and $30.0 million from the Partnership’s assumption of Logitel’s obligations under a bond agreement from Sevan. Prior to the acquisition, Logitel secured a three-year fixed-rate charter contract, plus extension options, with Petrobras in Brazil for the first UMS, the Arendal Spirit, which delivered in February 2015 and commenced its contract with Petrobras in June 2015. The second UMS is currently under construction and in August 2014, the Partnership exercised one of its existing six options with COSCO to construct a third UMS. During the second quarter of 2015, the Partnership exercised its option to defer the delivery of its second UMS newbuilding by up to one year. During this period, COSCO will maintain and preserve this unit for the account of the Partnership, including the Partnership incurring interest at 5.0% per annum on the unpaid balance of the final yard installment. In addition, the Partnership exercised its option to defer the delivery and all related construction work of its third UMS by 120 days. The Partnership expects to secure charter contracts for the remaining two UMS newbuildings prior to their respective deferred deliveries in the fourth quarter of 2016 and the first quarter of 2017.

The Partnership has assumed Logitel’s obligations under a bond agreement from Sevan as part of this acquisition. The bond is non-interest bearing and is repayable in amounts of $10.0 million within six months of delivery of each of the three UMS ordered from COSCO, for a total of $30.0 million, of which $10.0 million has been repaid as of September 30, 2015. If Logitel orders additional UMS with the Sevan cylindrical design, Logitel will be required to pay Sevan up to $11.9 million for each of the next three UMS ordered. If the fourth of six options with COSCO is not exercised by its option expiry date on November 30, 2016, Sevan has a one-time option to receive the remaining two options with COSCO.

The acquisition of Logitel was accounted for using the acquisition method of accounting, based upon finalized estimates of fair value.

The following table summarizes the preliminary and final valuations of the Logitel assets and liabilities on the acquisition date. The estimates of fair values of the Logitel assets acquired and liabilities assumed by the Partnership were finalized during the second quarter of 2015.

(in thousands of U.S. Dollars)	Preliminary Valuation August 11, 2014 $	Adjustments $	Final Valuation August 11, 2014 $
ASSETS
Cash and cash equivalents	8,089	—	8,089
Prepaid expenses	640	—	640
Advances on newbuilding contracts	46,809	(2,239)	44,570
Intangible assets	—	1,000	1,000

Total assets acquired	55,538	(1,239)	54,299

LIABILITIES
Accrued liabilities	4,098	—	4,098
Long-term debt	26,270	1,330	27,600

Total liabilities assumed	30,368	1,330	31,698

Net assets acquired	25,170	(2,569)	22,601

Cash consideration	4,000	—	4,000

Contingent consideration	21,170	(2,569)	18,601

Operating results of Logitel are reflected in the Partnership’s financial statements commencing August 11, 2014, the effective date of acquisition. The following table shows summarized consolidated pro forma financial information for the Partnership for the nine months ended September 30, 2014, solely giving effect to the Partnership’s acquisition of Logitel as if it had taken place on January 1, 2013:

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

Pro Forma
Nine Months
ended
September 30, 2014
$
Revenues	759,078
Net income	34,427
Limited partners’ interest in net income per common unit:
- Basic	0.11
- Diluted	0.11

14.	(Write-down) and Gain on Sale of Vessels and Vessel Held for Sale

During the nine months ended September 30, 2015, the carrying value of one of the Partnership’s 1992-built shuttle tankers was written down to its estimated fair value, using an appraised value. The write-down was a result of the expected sale of the vessel. The Partnership’s consolidated statement of (loss) income for the nine months ended September 30, 2015, includes a $1.7 million write-down related to this vessel. The write-down is included in the Partnership’s shuttle tanker segment. As at September 30, 2015, the Partnership has classified this vessel as held for sale on its consolidated balance sheet.

During the nine months ended September 30, 2015, the carrying value of one of the Partnership’s 1999-built shuttle tankers was written down to its estimated fair value, using an appraised value. The write-down was a result of a change in the operating plan of the vessel. The Partnership’s consolidated statement of (loss) income for the nine months ended September 30, 2015, includes a $13.8 million write-down related to this vessel. The write-down is included in the Partnership’s shuttle tanker segment.

During the nine months ended September 30, 2015, the Partnership sold a 1997-built shuttle tanker, the Navion Svenita, for net proceeds of $8.6 million. The Partnership’s consolidated statement of (loss) income for the nine months ended September 30, 2015 includes a $1.6 million gain related to the sale of this vessel. During the three months ended September 30, 2014, the carrying value of this shuttle tanker was written down to its estimated fair value, using an appraised value. The write-down was the result of the vessel charter contract expiring in early-2015. The Partnership’s consolidated statement of (loss) income for the three and nine months ended September 30, 2014, includes a $4.8 million write-down related to this vessel. The write-down and gain on sale is included in the Partnership’s shuttle tanker segment.

15.	Investment in Equity Accounted Joint Ventures and Advances to Joint Venture

In October 2014, the Partnership sold a 1995-built shuttle tanker, the Navion Norvegia, to OOG-TK Libra GmbH & Co KG (or Libra Joint Venture), a 50/50 joint venture with Odebrecht. The vessel is committed to a new FPSO unit conversion for the Libra field. The FPSO unit is scheduled to commence operations in early-2017 (see note 10e). In conjunction with the conversion project, the Libra Joint Venture entered into a $248 million loan facility, which as at September 30, 2015, had an outstanding principal balance of $104.8 million. The interest payments on the loan facility are based on LIBOR, plus a margin of 2.65%. The final payment under the loan facility is due December 2015. The Partnership has guaranteed its 50% share of the loan facility.

In July 2015, the Libra Joint Venture entered into an $804 million 10-year plus construction period loan facility. The Libra Joint Venture is expected to draw on this facility by the end of 2015 and use the proceeds to repay the $248 million loan facility, as well as funding future capital expenditure for the FPSO conversion. The interest payments of the loan facility are based on LIBOR, plus margins which range between 2.50% and 2.65%.

In June 2013, the Partnership acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with Odebrecht, which owns the Itajai FPSO unit (see note 7g). As at December 31, 2014, the Partnership had advanced $5.2 million to the joint venture, which was repaid during the nine months ended September 30, 2015.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

SEPTEMBER 30, 2015

PART I – FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the offshore oil industry focusing on the deep-water offshore oil regions of the North Sea, Brazil and the East Coast of Canada. We operate shuttle tankers, floating production, storage and off-loading (or FPSO) units, floating storage and off-take (or FSO) units, units for maintenance and safety (or UMS), long-distance towing and offshore installation vessels and conventional crude oil tankers. As at September 30, 2015, our fleet consisted of 33 shuttle tankers (including three chartered-in vessels and one HiLoad Dynamic Positioning (or DP) unit, six FPSO units, seven FSO units, six long-distance towing and offshore installation vessels, one UMS and four conventional oil tankers, in which our interests range from 50% to 100%. We also have two FPSO conversions or upgrades scheduled for delivery in mid-2016 and early-2017, four long-haul towing and offshore installation vessel newbuildings scheduled for delivery in 2016, three newbuilding shuttle tankers scheduled for delivery late-2017 to mid-2018 and two UMS newbuildings scheduled for delivery late-2016 to early-2017.

Global crude oil prices have significantly declined since mid-2014. A continuation of lower oil prices or a further decline in oil prices may adversely affect investment in the exploration for or development of new or existing offshore projects and limit our growth opportunities, as well as reduce our revenues upon entering into replacement or new charter contracts.

SIGNIFICANT DEVELOPMENTS

Acquisition of Petrojarl Knarr FPSO

On July 1, 2015, we acquired from Teekay Corporation its 100% interest in Teekay Knarr AS and Knarr L.L.C. (the Knarr Companies), which own the Petrojarl Knarr FPSO unit, which operates on the Knarr Field in the North Sea under a six-year contract plus up to 14 one-year extension options with BG Norge Limited (or BG), for a purchase price of $530.4 million, consisting of a fully built-up cost of $1.26 billion and a working capital adjustment of $15.5 million, less assumed debt of $745.1 million. The purchase price was primarily financed with a $492.0 million convertible promissory note issued to Teekay, of which $300.0 million was converted into common units of Teekay Offshore on July 31, 2015 and $92.0 million was repaid during the third quarter of 2015. Of the remaining $38.4 million for the purchase price, $35.0 million was paid in cash by us to Teekay Corporation upon the acquisition of the Knarr Companies. Concurrent with the conversion of promissory note, Teekay contributed $6.1 million to Teekay Offshore to maintain its 2% general partner interest.

Delivery of UMS

In August 2014, we acquired Logitel Offshore Holdings Ltd. (Logitel), a Norway-based company focused on the high-end floating accommodation market and providing units for maintenance and safety. At the time of acquisition, Logitel was constructing three UMS newbuildings, based on the Sevan Marine ASA (Sevan) cylindrical hull design, at the COSCO (Nantong) Shipyard (COSCO) in China for a fully built-up cost of approximately $584 million, including $30.0 million from our assumption of Logitel’s obligations under a bond agreement from Sevan. We currently hold options to order up to an additional four units. Prior to the acquisition, Logitel secured a three-year fixed-rate charter contract, plus extension options, with Petroleo Brasileiro SA (Petrobras) in Brazil for the first UMS, the Arendal Spirit, which commenced its three-year time-charter contract during the second quarter of 2015.

During the second quarter of 2015, we exercised our options to defer delivery of our second UMS newbuilding by up to one year, and the delivery and all related construction work of our third UMS by 120 days. We expect to secure charter contracts for these newbuildings prior to their respective deferred deliveries in the fourth quarter of 2016 and the first quarter of 2017. We financed the Arendal Spirit through long-term debt financing and our existing liquidity and we intend to finance the remaining two UMS newbuilding payments primarily through expected long-term debt financing for the units prior to their scheduled deliveries, and to a lesser extent, existing liquidity and proceeds from equity issuances.

Commenced East Coast of Canada Contract

On June 1, 2015, we commenced 15-year contracts, plus extension options, with a group of oil companies to provide shuttle tanker services on the East Coast of Canada. These contracts were initially serviced by three third-party owned shuttle tankers already operating on the East Coast of Canada, which were in-chartered by us. We subsequently replaced one of these vessels with one of our existing shuttle tankers, the Navion Hispania, during the third quarter of 2015. In connection with these contracts, we have entered into shipbuilding contracts to construct three Suezmax-size, DP2 shuttle tanker newbuildings with a South Korean shipyard for a fully built-up cost of approximately $368 million, and with an option to order one additional vessel should a fourth vessel be required. The three ordered vessels are expected to be delivered in the fourth quarter of 2017 through the first half of 2018.

Delivery of Towage Vessels

In late-October 2014, we, through our wholly-owned subsidiary ALP Maritime Services B.V. (or ALP), agreed to acquire six modern on-the-water long-distance towing and offshore installation vessels for approximately $222 million. The vessels were built between 2006 and 2010 and are all equipped with DP capabilities. We have taken delivery of all six vessels during 2015.

Petrojarl Varg contract

On November 19, 2015, we received a termination notice for the Petrojarl Varg FPSO charter contract from Talisman Energy Norge AS, based on economic hardship being declared, after having previously declared one of its three-year extension options in June 2015. We expect to explore options to modify the contract to allow operations to continue on the Varg field. If we are unsuccessful with such contract modifications, we expect the charter contract will terminate between August 1, 2016 and November 1, 2016.

Equity Issuances

In April 2015, we issued 5.0 million of our 8.50% Series B Cumulative Redeemable Preferred Units (or Series B Preferred Units) in a public offering for net proceeds of $120.8 million. We used the net proceeds for general partnership purposes, including the funding of newbuilding installments, capital conversion projects and vessel acquisitions.

In July 2015, we issued 10.4 million of our 8.60% Series C Cumulative Convertible Perpetual Preferred Units (or Series C Preferred Units) in a private placement for proceeds for net proceeds of $249.8 million. We used the proceeds from the private placement to partially finance the acquisition of the Petrojarl Knarr FPSO unit from Teekay Corporation and the initial installments for the three shuttle tanker newbuildings for the East Coast of Canada contract.

Potential Additional Shuttle Tanker, FSO and FPSO Projects

Pursuant to an omnibus agreement that we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to us its interest in certain shuttle tankers, FSO units and FPSO units Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. We may also acquire other vessels that Teekay Corporation may offer us from time to time and we intend to pursue direct acquisitions from third parties and new offshore projects.

Pursuant to the omnibus agreement and subsequent agreements, Teekay Corporation is obligated to offer to sell to us the Petrojarl Foinaven FPSO unit, an existing unit owned by Teekay Corporation and operating under a long-term contract in the North Sea, subject to approvals required from the charterer. The purchase price for the Petrojarl Foinaven would be based on its fair market value.

In May 2011, Teekay Corporation entered into a joint venture agreement with Odebrecht Oil & Gas S.A. (or Odebrecht) to jointly pursue FPSO projects in Brazil. Odebrecht is a well-established Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors, with over 180,000 employees and a presence in over 20 countries. Through the joint venture agreement, Odebrecht is a 50 percent partner with us in the Cidade de Itajai (or Itajai) FPSO unit and the Libra FPSO project.

Teekay Corporation owns two additional FPSO units, the Hummingbird Spirit FPSO and the Petrojarl Banff FPSO, which may also be offered to us in the future pursuant to the omnibus agreement.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Part I, Item 5 – “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2014. In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, ship-owners often base economic decisions regarding the deployment of their vessels upon anticipated time charter equivalent (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charters and bareboat charters the customer usually pays the voyage expenses while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues (i.e. revenues less voyage expenses) and TCE rates for our reportable segments (other than our FPSO and UMS segments). TCE rates represent net revenues divided by revenue days. Please read Item 1 – Financial Statements: Note 5 – Segment Reporting.

We manage our business and analyze and report our results of operations on the basis of our six business segments: the shuttle tanker segment, the FPSO segment, the FSO segment, the towage segment, the UMS segment and the conventional tanker segment, each of which are discussed below.

Shuttle Tanker Segment

As at September 30, 2015, our shuttle tanker fleet consisted of 31 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters, three shuttle tanker newbuildings, one shuttle tanker in lay-up, and the HiLoad DP unit. Of these 36 shuttle tankers, six were owned through 50%-owned subsidiaries, one through a 67%-owned subsidiary and three were chartered-in. The remaining vessels are owned 100% by us. All of these shuttle tankers, with the exception of the HiLoad DP unit, provide transportation services to energy companies in the North Sea, Brazil and the East Coast of Canada. Our shuttle tankers service the conventional spot tanker market from time to time. We commenced the FSO conversion of the Randgrid during the second quarter of 2015 and the vessel has been included in our FSO segment since June 9, 2015. During the first quarter of 2015, we sold the Navion Svenita. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Euro and Brazilian Real may result in significant decreases or increases, respectively, in our vessel operating expenses.

The following table presents our shuttle tanker segment’s operating results for the three and nine months ended September 30, 2015 and 2014, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2015 and 2014, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

	Three Months Ended September 30,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2015	2014	% Change
Revenues	131,381	144,778	(9.3)
Voyage expenses	(22,844)	(26,178)	(12.7)

Net revenues	108,537	118,600	(8.5)
Vessel operating expenses	(28,814)	(38,969)	(26.1)
Time-charter hire expense	(18,893)	(7,085)	166.7
Depreciation and amortization	(25,362)	(27,727)	(8.5)
General and administrative (1)	(4,162)	(6,542)	(36.4)
Write-down of vessel	—	(4,759)	100.0
Restructuring charge	(157)	—	100.0
Income from vessel operations	31,149	33,518	(7.1)
Calendar-Ship-Days
Owned Vessels	2,760	3,036	(9.1)
Chartered-in Vessels	368	197	86.8
Total	3,128	3,233	(3.2)

	Nine Months Ended September 30,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2015	2014	% Change
Revenues	402,370	435,000	(7.5)
Voyage expenses	(61,349)	(82,797)	(25.9)

Net revenues	341,021	352,203	(3.2)
Vessel operating expenses	(94,250)	(119,090)	(20.9)
Time-charter hire expense	(35,976)	(23,472)	53.3
Depreciation and amortization	(80,524)	(82,386)	(2.3)
General and administrative (1)	(19,349)	(19,684)	(1.7)
(Write-down) and gain on sale of vessels	(13,853)	(4,759)	191.1
Restructuring (charge) recovery	(292)	262	(211.5)

Income from vessel operations	96,777	103,074	(6.1)

Calendar-Ship-Days
Owned Vessels	8,431	8,909	(5.4)
Chartered-in Vessels	804	590	36.3

Total	9,235	9,499	(2.8)

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average size of our owned shuttle tanker fleet decreased for the three and nine months ended September 30, 2015 compared to the same periods last year, primarily due to the sale of the Navion Norvegia and the Navion Svenita in October 2014 and March 2015, respectively, and the commencement of the FSO conversion of the Randgrid in June 2015, partially offset by the delivery of the HiLoad DP unit in April 2014. Three shuttle tanker newbuildings have been excluded from calendar-ship-days until they are delivered to us.

The average size of our chartered-in shuttle tanker fleet increased for the three and nine months ended September 30, 2015 compared to the same periods last year, primarily due to the in-chartering of three shuttle tankers, the Karen Knutsen, the Heather Knutsen, and the Mattea for the East Coast of Canada contract, which commenced in June 2015, partially offset by redeliveries to their owners of the Grena Knutsen in June 2015 and the Karen Knutsen in January 2014, decreased spot in-chartering of shuttle tankers, and the replacement of the Mattea by one of our owned shuttle tankers in September 2015.

Net Revenues. Net revenues decreased for the three and nine months ended September 30, 2015 compared to the same periods last year, primarily due to:

•

decreases of $16.6 million and $18.1 million, respectively, for the three and nine months ended September 30, 2015, mainly relating to the expiration of a long-term contract at the Heidrun field serviced by our contracts of affreightment fleet;

•

decreases of $6.1 million and $12.4 million, respectively, for the three and nine months ended September 30, 2015, due to the redelivery of two vessels to us in February 2014 and April 2015 as they completed their time-charter-out agreements;

•	decreases of $4.4 million and $9.6 million, respectively, for the three and nine months ended September 30, 2015, due to the sale of the Navion Svenita in March 2015; and

•

a decrease of $0.5 million for the three months ended September 30, 2015, due to a decrease in rates in the conventional tanker spot market, partially offset by more opportunities to trade excess shuttle tanker capacity in this market;

partially offset by

•

increases of $16.0 million and $20.5 million, respectively, for the three and nine months ended September 30, 2015, due to an increase in revenues from the commencement of the East Coast of Canada contract in June 2015;

•

an increase of $3.9 million for the nine months ended September 30, 2015, due to more opportunities to trade excess shuttle tanker capacity in the conventional tanker spot market, partially offset by a decrease in rates;

•

increases of $0.7 million and $1.1 million, respectively, for the three and nine months ended September 30, 2015, due to fewer repair off-hire days in our time-chartered-out fleet compared to the same periods last year;

•

increases of $0.6 million and $3.2 million, respectively, for the three and nine months ended September 30, 2015, due an increase in revenues from the commencement of new contracts in mid-2015, an increase in rates as provided in certain contracts in our time-chartered-out fleet, and an increase in revenues in our contract of affreightment fleet due to higher average rates and higher fleet utilization; and

•	an increase of $0.6 million for the nine months ended September 30, 2015, due to an increase in reimbursable bunker and dry-docking expenses.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and nine months ended September 30, 2015 compared to the same periods last year, primarily due to:

•

decreases of $3.8 million and $7.7 million, respectively, for the three and nine months ended September 30, 2015, due to the timing of repairs and maintenance expenses compared to the same periods last year and a decrease in crew costs compared to the same periods last year due to a change in crew composition, partially offset by an increase due to the timing of fleet overhead costs;

•

decreases of $3.6 million and $11.2 million, respectively, for the three and nine months ended September 30, 2015, due to the strengthening of the U.S. Dollar against the Norwegian Kroner, Euro and Brazilian Real;

•	decreases of $1.6 million and $2.3 million, respectively, for the three and nine months ended September 30, 2015, due to the commencement of an FSO conversion of the Randgrid in June 2015; and

•

decreases of $1.2 million and $4.8 million, respectively, for the three and nine months ended September 30, 2015, due to the sale of the Navion Norvegia and the Navion Svenita in October 2014 and March 2015, respectively;

partially offset by

•	an increase of $0.8 million for the nine months ended September 30, 2015, relating to the commencement of operations of the HiLoad DP unit in April 2014.

Time-Charter Hire Expense. Time-charter hire expense increased for the three and nine months ended September 30, 2015 from the same periods last year, primarily due to:

•

increases of $14.4 million and $18.8 million, respectively, for the three and nine months ended September 30, 2015, due to the in-chartering of the three shuttle tankers for the East Coast of Canada contract, which commenced in June 2015. One of these vessels was replaced by one of our owned vessels in September 2015;

•

an increase of $1.6 million for the nine months ended September 30, 2015, primarily due to the drydocking of the Aberdeen during the second quarter of 2014, and the drydocking and offhire of the Sallie Knutsen during the first and second quarters of 2014; and

•	an increase of $1.3 million for the three months ended September 30, 2015 due to increased spot in-chartering of shuttle tankers;

partially offset by

•	a decrease of $3.8 million for the nine months ended September 30, 2015, due to decreased spot in-chartering of shuttle tankers;

•

decreases of $3.3 million and $3.8 million, respectively, for the three and nine months ended September 30, 2015, due to the redelivery by us of the Karen Knutsen in January 2014 and the Sallie Knutsen in June 2015; and

•	a decrease of $0.6 million for the three months ended September 30, 2015, due to lower time-charter hire rates on the Aberdeen and an increase in off-hire during the third quarter of 2015.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased for the three and nine months ended September 30, 2015, compared to the same periods last year, primarily due to:

•	decreases of $1.9 million and $2.8 million, respectively, for the three and nine months ended September 30, 2015, due to the commencement of the FSO conversion of the Randgrid;

•	decreases of $0.9 million and $1.3 million, respectively, for the three and nine months ended September 30, 2015, due to the Navion Europa being fully amortized during the second quarter of 2015;

•	a decrease of $0.8 million for the nine months ended September 30, 2015, due to lower vessel contract amortization expense; and

•

decreases of $0.7 million and $2.0 million, respectively, for the three and nine months ended September 30, 2015, due to the sales of the Navion Norvegia and the Navion Svenita in October 2014 and March 2015, respectively;

partially offset by

•

increases of $0.9 million and $2.9 million, respectively, for the three and nine months ended September 30, 2015, due to the dry docking of seven shuttle tankers from mid-2014 to the second quarter of 2015; and

•	increases of $0.7 million and $2.0 million, respectively, for the three and nine months ended September 30, 2015, due to the commencement of depreciation on the HiLoad DP unit in January 2015.

(Write-down) and gain on sale of vessels. (Write-down) and gain on sale of vessels was ($13.9) million for the nine months ended September 30, 2015, which consisted of a write-down of vessels of $15.5 million and a gain on sale of a vessel of $1.6 million. During the nine months ended September 30, 2015, the carrying value of one of our 1999-built shuttle tankers was written down to its estimated fair value, using an appraised value. The write-down amounted to $13.8 million and was the result of a change in the operating plan for the vessel. During the nine months ended September 30, 2015, the carrying value of one of our 1992-built shuttle tankers was written down to its estimated fair value, using an appraised value. The write-down amounted to $1.7 million and was the result of the expected sale of the vessel. During the nine months ended September 30, 2015, a 1997-built shuttle tanker, the Navion Svenita, was sold to a third party resulting in a gain on the sale of the vessel of $1.6 million.

Write-down of vessels was $4.8 million for the three and nine months ended September 30, 2014. The carrying value of one of our 1997-built shuttle tanker was written down to its estimated fair value during the three months ended September 30, 2014 as a result of the vessel charter contract expiring in early-2015.

Restructuring (Charge) Recovery. Restructuring charges of $0.2 million and $0.3 million, respectively, were recorded during the three and nine months ended September 30, 2015, relating to a reduction in fleet size.

Restructuring recoveries for the nine months ended September 30, 2014, were $0.3 million relating to a $0.8 million reimbursement received relating to the reorganization of our shuttle tanker marine operations, partially offset by a $0.6 million charge relating to the reflagging of one shuttle tanker.

FPSO Segment

As at September 30, 2015, our FPSO fleet consisted of the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit, the Voyageur Spirit, the Petrojarl I, and the Petrojarl Knarr FPSO units, all of which we own 100%, and the Itajai and the Libra FPSO units, of which we own 50%. In October 2014, we sold a 1995-built shuttle tanker, the Navion Norvegia, to our 50/50 joint venture with Odebrecht and the vessel currently is undergoing conversion into an FPSO unit for the Libra field located in the Santos Basin offshore Brazil and is scheduled to commence operations in early-2017. We acquired the Petrojarl I FPSO unit from Teekay Corporation in December 2014. The unit is currently undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard in the Netherlands. We acquired the Petrojarl Knarr FPSO unit from Teekay Corporation in July 2015. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner, Brazilian Real, and British Pound may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

We use the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, some of which also include certain incentive compensation or penalties based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Varg, Voyageur Spirit and Petrojarl Knarr operate, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.

On April 13, 2013, the Voyageur Spirit FPSO unit began production and on May 2, 2013, we acquired the unit from Teekay Corporation. Upon commencing production, we had a specified time period to receive final acceptance from E.ON Ruhrgas UK GP (or E.ON), the charterer; however, due to a defect encountered in one of its two gas compressors, the FPSO unit was unable to achieve final acceptance within the allowable timeframe resulting in the FPSO unit being declared off-hire by the charterer retroactive to April 13, 2013.

On August 27, 2013, repairs to the defective gas compressor on the Voyageur Spirit FPSO unit were completed and the unit achieved full production capacity. We entered into an interim agreement with E.ON, whereby we were compensated for production beginning August 27, 2013 until final acceptance on February 22, 2014.

Until the Voyageur Spirit FPSO unit was declared on hire, Teekay Corporation indemnified us for certain production shortfalls and unreimbursed vessel operating expenses. For the period from April 13, 2013 to December 31, 2013, Teekay Corporation indemnified us for a total of $34.9 million for production shortfalls and unreimbursed repair costs. For the three months ended March 31, 2014, Teekay Corporation indemnified us for an additional $3.5 million for production shortfalls and unreimbursed repair costs. Amounts paid as indemnification from Teekay Corporation to us were treated as a reduction in the purchase price we paid for the FPSO unit.

The following table presents our FPSO segment’s operating results for the three and nine months ended September 30, 2015 and 2014 and also provides a summary of the calendar-ship-days for our FPSO segment. The table excludes the results of the Itajai and the Libra FPSO units, which are accounted for under the equity method.

(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	Three Months Ended September 30,
	2015	2014	% Change
Revenues	137,888	92,801	48.6
Vessel operating expenses	(47,542)	(43,142)	10.2
Depreciation and amortization	(38,051)	(18,186)	109.2
General and administrative (1)	(17,600)	(5,143)	242.2

Income from vessel operations	34,695	26,330	31.8

Calendar-Ship-Days
Owned Vessels	552	368	50.0

	Nine Months Ended September 30,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2015	2014	% Change
Revenues	377,885	259,922	45.4
Vessel operating expenses	(134,752)	(123,005)	9.6
Depreciation and amortization	(100,319)	(54,275)	84.8
General and administrative (1)	(29,433)	(18,890)	55.8

Income from vessel operations	113,381	63,752	77.8

Calendar-Ship-Days
Owned Vessels	1,457	1,092	33.4

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below. The three and nine months ended September 30, 2015, includes a business development fee of $9.7 million to Teekay Corporation related to the acquisition of the Petrojarl Knarr FPSO unit.

The average number of our FPSO units increased for the three and nine months ended September 30, 2015 compared to the same periods last year, due to the acquisitions of the Petrojarl Knarr on July 1, 2015 and the Petrojarl I on December 15, 2014. No earnings are expected from the Petrojarl I until its upgrades are completed, which is scheduled for the first half of 2016. The unit is scheduled to commence operations in mid-2016 under a five-year fixed-rate charter contract with Queiroz Galvão Exploração e Produção SA (or QGEP).

As a result of the inclusion of the Dropdown Predecessor, the financial results of the Petrojarl Knarr FPSO unit have been included in our financial results as if we had acquired the Knarr Companies when the unit commenced operations under the control of Teekay Corporation on March 9, 2015.

Revenues. Revenues increased for the three and nine months ended September 30, 2015, compared to the same periods last year, primarily due to:

•	increases of $57.4 million and $126.9 million, respectively, for the three and nine months ended September 30, 2015, due to the acquisition of the Petrojarl Knarr FPSO unit;

•

increases of $1.0 million and $6.3 million, respectively, for the three and nine months ended September 30, 2015, on the Voyageur Spirit, primarily due to the charterer’s final acceptance of the charter contract on February 22, 2014 and a production penalty accrual recorded during the second and third quarters of 2014;

•

an increase of $2.4 million for the nine months ended September 30, 2015, due to the commencement of operations of a produced water treatment plant on the Piranema Spirit in the second quarter of 2014;

•

an increase of $2.2 million for the nine months ended September 30, 2015, due to an increase in rates on the Rio das Ostras in accordance with the annual contractual escalation recorded in the fourth quarter of 2014; and

•	increases of $1.1 million and $2.2 million, respectively, for the three and nine months ended September 30, 2015, due to an increase in crew hours reimbursed by the charterer of the Petrojarl Varg;

partially offset by

•	a decrease of $6.2 million for the three and nine months ended September 30, 2015, due to unscheduled off-hire of the Piranema Spirit for repairs during the third quarter of 2015;

•	a decrease of $4.3 million for the three and nine months ended September 30, 2015, due to the settlement of reimbursable expenses for the Voyageur Spirit FPSO unit during the third quarter of 2014;

•

decreases of $3.0 million and $8.5 million, respectively, for the three and nine months ended September 30, 2015, due to the strengthening of the U.S. Dollar against the Norwegian Kroner and Brazilian Real compared to the same periods last year on revenues related to the Petrojarl Varg and the Piranema Spirit, respectively (however, these decreases are offset by similar foreign-exchange related decreases in vessel operating expenses);

•	decreases of $0.7 million and $2.8 million, respectively, for the three and nine months ended September 30, 2015, due to decreases in incentive-related revenues from the Petrojarl Varg; and

•	a decrease of $0.7 million for the nine months ended September 30, 2015, due to penalties accrued on the Piranema Spirit during 2015.

In connection with the Voyageur Spirit sale and purchase agreement, Teekay Corporation indemnified us for lost revenue and unreimbursed repair costs from the unit being off-hire since the unit began operations on April 13, 2013 until February 21, 2014. The indemnification amount relating to lost revenue was $3.1 million for the nine months ended September 30, 2014. The indemnification amount relating to unreimbursed repair costs was $0.4 million for the nine months ended September 30, 2014. These amounts have been recorded in equity as an adjustment to the purchase price we paid for the FPSO unit.

Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2015 from the same periods last year, primarily due to:

•	increases of $16.4 million and $38.8 million, respectively, for the three and nine months ended September 30, 2015, due to the acquisition of the Petrojarl Knarr FPSO unit; and

•

increases of $1.6 million and $2.8 million, respectively, for the three and nine months ended September 30, 2015, due to higher repair and maintenance costs on the Piranema Spirit due to an unscheduled off-hire during the third quarter of 2015 and the timing of repair and maintenance costs;

partially offset by

•

decreases of $7.2 million and $20.6 million, respectively, for the three and nine months ended September 30, 2015, due to the strengthening of the U.S. Dollar against the Norwegian Kroner, Brazilian Real and British Pound compared to the same periods last year;

•	a decrease of $3.0 million for the three and nine months ended September 30, 2015, due to a reversal of an agency fee accrual relating to the Piranema Spirit, which we no longer consider payable;

•

a decrease of $2.3 million for the three and nine months ended September 30, 2015, due to the timing of costs related to repair and maintenance on the Voyageur Spirit and the Petrojarl Varg FPSO units;

•	a decrease of $2.0 million for the nine months ended September 30, 2015 due to lower ship management costs related to operating the FPSO units;

•

a decrease of $1.6 million for the nine months ended September 30, 2015, due to external consulting fees incurred during the first quarter of 2014 to achieve final acceptance for the Voyageur Spirit FPSO unit; and

•

a decrease of $0.8 million for the three and nine months ended September 30, 2015 for the Voyageur Spirit, due to lower crew and manning costs from lower crew levels, and due to the timing of offshore expenses compared to the same periods last year.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three and nine months ended September 30, 2015 from the same periods last year, primarily due to the acquisitions of the Petrojarl Knarr on July 1, 2015 and the Petrojarl I on December 15, 2014.

FSO Segment

As at September 30, 2015, our FSO fleet consisted of six units that operate under fixed-rate time charters or fixed-rate bareboat charters, all of which we own 100%, and one shuttle tanker, the Randgrid, currently undergoing conversion into an FSO unit, in which our ownership interest increased from 67% to 100% during the third quarter of 2015. We commenced the FSO conversion of the Randgrid during the second quarter of 2015 and the vessel has been included in our FSO segment since June 9, 2015. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner and Australian Dollar may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following table presents our FSO segment’s operating results for the three and nine months ended September 30, 2015 and 2014, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2015 and 2014, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

	Three Months Ended September 30,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2015	2014	% Change
Revenues	14,234	12,786	11.3
Voyage expenses	(217)	(1,038)	(79.1)

Net revenues	14,017	11,748	19.3
Vessel operating expenses	(6,511)	(7,969)	(18.3)
Depreciation and amortization	(3,295)	(2,232)	47.6
General and administrative (1)	(183)	(768)	(76.2)

Income from vessel operations	4,028	779	417.1

Calendar-Ship-Days
Owned Vessels	644	552	16.7

	Nine Months Ended September 30,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2015	2014	% Change
Revenues	42,885	38,748	10.7
Voyage expenses	(438)	(1,210)	(63.8)

Net revenues	42,447	37,538	13.1
Vessel operating expenses	(19,791)	(21,374)	(7.4)
Depreciation and amortization	(9,191)	(5,223)	76.0
General and administrative (1)	(1,213)	(2,654)	(54.3)

Income from vessel operations	12,252	8,287	47.8

Calendar-Ship-Days
Owned Vessels	1,751	1,638	6.9

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our FSO units increased for the three and nine months ended September 30, 2015 compared to the same periods last year, due to the commencement of the FSO conversion of the Randgrid on June 9, 2015. No earnings are expected from the Randgrid until its conversion is completed in early-2017, when the unit is then scheduled to commence operations under a three-year time-charter contract with Statoil, which includes 12 additional one-year extension options.

Net Revenues. Net revenues increased for the three and nine months ended September 30, 2015, compared to the same periods last year, primarily due to:

•	an increase of $2.4 million for the three and nine months ended September 30, 2015, due to the drydocking of the Navion Saga during the third quarter of 2014;

•	an increase of $2.0 million for the nine months ended September 30, 2015, primarily due to the drydocking of the Dampier Spirit during the second quarter of 2014; and

•

increases of $1.2 million and $5.5 million, respectively, for the three and nine months ended September 30, 2015, due to the commencement of the Suksan Salamander FSO on its bareboat charter in the third quarter of 2014;

partially offset by

•	a decrease of $1.3 million for the nine months ended September 30, 2015, due to a contract extension in April 2014 for the Pattani Spirit at a lower charter rate for an additional five years;

•

decreases of $1.0 million and $2.8 million, respectively, for the three and nine months ended September 30, 2015, primarily due to the strengthening of the U.S. Dollar against the Norwegian Kroner and Australian Dollar compared to the same periods last year; and

•	a decrease of $0.6 million for the nine months ended September 30, 2015, due to reduced rates on the Falcon Spirit.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and nine months ended September 30, 2015, compared to the same periods last year, primarily due to:

•

decreases of $1.1 million and $3.1 million, respectively, for the three and nine months ended September 30, 2015, mainly from lower crew costs on the Navion Saga and the Dampier Spirit due to the appreciation of the U.S. Dollar against the Norwegian Kroner and Australian Dollar, respectively, compared to the same periods last year;

partially offset by

•

an increase of $0.5 million for the nine months ended September 30, 2015, due to lower crew costs in 2014 for the Navion Saga mainly relating to a pension adjustment recorded in the first quarter of 2014; and

•

increases of $0.2 million and $0.9 million, respectively, for the three and nine months ended September 30, 2015, due to the amortization of mobilization costs on the Suksan Salamander FSO commencing in the third quarter of 2014.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three and nine months ended September 30, 2015 from the same periods last year, primarily due to the delivery of the Suksan Salamander FSO in August 2014.

Conventional Tanker Segment

As at September 30, 2015, we owned 100% interests in two Aframax conventional crude oil tankers, which operate under fixed-rate time charters with Teekay Corporation, and two vessels (that have additional equipment for lightering) which operated under fixed-rate bareboat charters with a 100% owned subsidiary of Teekay Corporation.

We are currently undertaking a strategic review of this business segment. Alternatives being considered include the disposition of one or more of our conventional tankers.

The following table presents our conventional tanker segment’s operating results for the three and nine months ended September 30, 2015 and 2014, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2015 and 2014, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our conventional tanker segment:

	Three Months Ended September 30,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2015	2014	% Change
Revenues	8,006	7,811	2.5
Voyage expenses	(765)	(1,351)	(43.4)

Net revenues	7,241	6,460	12.1
Vessel operating expenses	(1,620)	(1,558)	4.0
Depreciation and amortization	(1,676)	(1,614)	3.8
General and administrative (1)	(148)	(795)	(81.4)

Income from vessel operations	3,797	2,493	52.3

Calendar-Ship-Days
Owned Vessels	368	368	—

	Nine Months Ended September 30,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2015	2014	% Change
Revenues	24,313	25,039	(2.9)
Voyage expenses	(1,980)	(4,264)	(53.6)
Net revenues	22,333	20,775	7.5
Vessel operating expenses	(4,508)	(4,483)	0.6
Depreciation and amortization	(5,025)	(4,837)	3.9
General and administrative (1)	(907)	(1,640)	(44.7)

Income from vessel operations	11,893	9,815	21.2

Calendar-Ship-Days
Owned Vessels	1,092	1,092	—

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Net Revenues. Net revenues increased for the three and nine months ended September 30, 2015, compared to the same periods last year, primarily due to:

•	an increase of $0.9 million for the three and nine months ended September 30, 2015, due to the scheduled drydocking of the Kilimanjaro Spirit during the third quarter of 2014; and

•	an increase of $0.9 million for the nine months ended September 30, 2015, due to a higher amount of reimbursed bunkers.

Towage Segment

As at September 30, 2015, our towage vessel fleet consisted of six long-distance towing and offshore installation vessels and four ultra-long distance towing and offshore installation vessel newbuildings, which are scheduled to deliver during 2016. We own a 100% interest in each of the vessels in our towage fleet.

Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects, such as exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs.

The following table presents our towage segment’s operating results for the three and nine months ended September 30, 2015 and 2014, and compares its net revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2015 and 2014, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our towage segment. We did not operate any of these vessels during 2014 and our operating results for the segment for the three and nine months ended September 30, 2014 consisted mainly of general and administrative expenses of $0.4 million and $3.7 million, respectively.

	Three Months Ended September 30,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2015	2014	% Change
Revenues	10,808	266	3,963.2
Voyage expenses	(4,340)	(55)	7,790.9

Net revenues	6,468	211	2,965.4
Vessel operating expenses	(4,709)	—	100.0
Depreciation and amortization	(2,766)	—	100.0
General and administrative (1)	(2,670)	(372)	617.7

Loss from vessel operations	(3,677)	(161)	2,183.9

Calendar-Ship-Days
Owned Vessels	545	—	100.0

	Nine Months Ended September 30,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2015	2014	% Change
Revenues	27,395	369	7,324.1
Voyage expenses	(7,632)	(61)	12,411.5

Net revenues	19,763	308	6,316.6
Vessel operating expenses	(9,157)	—	100.0
Time-charter hire expense	(662)	—	100.0
Depreciation and amortization	(5,488)	—	100.0
General and administrative (1)	(3,817)	(3,655)	4.4

Income (loss) from vessel operations	639	(3,347)	(119.1)

Calendar-Ship-Days
Owned Vessels	1,035	—	100.0
Chartered-in Vessels	19	—	100.0

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the towage segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below. The three and nine months ended September 30, 2015, includes a business development fee of $2.2 million to Teekay Corporation related to the acquisition of the six towing and offshore installation vessels. The nine months ended September 30, 2014, includes business development fees of $2.6 million relating to the acquisition of ALP.

The average number of our towing and offshore installation vessels increased for the three and nine months ended September 30, 2015 compared to the same periods last year, due to the delivery of the ALP Guard and the ALP Winger during February 2015, the delivery of the ALP Centre during March 2015, the delivery of the ALP Ippon during April 2015, the delivery of the ALP Ace during May 2015, and the delivery of the ALP Forward during July 2015.

(Loss) income from vessel operations. Loss from vessel operations increased for the three months ended September 30, 2015, from the same period last year, primarily due to a $2.2 million business development fee incurred during the third quarter of 2015 associated with the acquisition of the six towing and offshore installation vessels and low vessel utilization for the three months ended September 30, 2015, as a result of increased competition.

Income from vessel operations increased for the nine months ended September 30, 2015, from the same period last year, primarily due to the delivery of the six towing and offshore installation vessels during 2015.

UMS Segment

As at September 30, 2015, our UMS fleet consisted of one operational unit, the Arendal Spirit, and two newbuildings. During the second quarter of 2015, we exercised our options to defer the delivery of our second UMS newbuilding by up to one year, and the delivery and all related construction work of our third UMS by 120 days. These two newbuildings are scheduled to deliver in the fourth quarter of 2016 and the first quarter of 2017. We own a 100% interest in all three units.

The UMS fleet is used primarily for offshore accommodation, storage and support for maintenance and modification projects on existing offshore installations, or during the installation and decommissioning of large floating exploration, production and storage units, including FPSO units, FLNG units and floating drill rigs. Our UMS fleet is available for world-wide operations, excluding operations within the Norwegian Continental Shelf, and includes DP3 keeping systems that are capable of operating in deep water and harsh weather.

The following table presents our UMS segment’s operating results and calendar-ship-days for the three and nine months ended September 30, 2015 and 2014. We had no operations during 2014 and therefore no revenues or expenditures incurred for the segment for the three and nine months ended September 30, 2014, with the exception of acquisition costs presented as general and administrative expenses. The Arendal Spirit delivered to us on February 16, 2015 and began its three year charter contract on June 7, 2015.

	Three Months Ended September 30,
(in thousands of U.S. Dollars, except calendar-ship-days and percentages)	2015	2014	% Change
Revenues	11,737	—	100.0
Vessel operating expenses	(5,976)	—	100.0
Depreciation and amortization	(1,677)	—	100.0
General and administrative(1)	(2,558)	(418)	512.0

Income (loss) from vessel operations	1,526	(418)	(465.1)

Calendar-Ship-Days
Owned Vessels	92	—	100.0

	Nine Months Ended September 30,		% Change
(in thousands of U.S. Dollars, except calendar-ship- days and percentages)	2015	2014
Revenues	15,423	—	100.0
Vessel operating expenses	(7,102)	—	100.0
Depreciation and amortization	(2,078)	—	100.0
General and administrative(1)	(3,704)	(418)	786.1
Write-down of vessel	(500)	—	100.0

Income (loss) from vessel operations	2,039	(418)	(587.8)

Calendar-Ship-Days
Owned Vessels	226	—	100.0

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the UMS segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below. The three and nine months ended September 30, 2015, includes a business development fee of $2.0 million to Teekay Corporation related to the delivery of the Arendal Spirit UMS.

The average number of our operating units increased for the three and nine months ended September 30, 2015 compared to the same periods last year, due to the delivery of the Arendal Spirit in February 2015.

Income from vessel operations. Income from vessel operations increased for the three and nine months ended September 30, 2015, compared to the same periods last year, primarily due to the commencement of the charter contract of the Arendal Spirit in June 2015. The nine months ended September 30, 2015 includes a write-down relating to an expired option to purchase an additional unit.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased to $27.3 million and $58.4 million for the three and nine months ended September 30, 2015, respectively, compared to $14.0 million and $46.9 million for the same periods last year. The increase was due to business development fees to Teekay Corporation of $9.7 million, $2.2 million and $2.0 million, respectively, in connection with the acquisition of the Petrojarl Knarr FPSO unit, the six long-distance towing and offshore installation vessels, and the Arendal Spirit UMS recorded in the third quarter of 2015, an increase in general and administrative costs due to the acquisition of the Petrojarl Knarr FPSO unit in July 2015, the acquisition of Logitel during the third quarter of 2014, the commencement of the charter contract of the Arendal Spirit in June 2015 and an increase in services provided to us from Teekay Corporation as a result of our growth, partially offset by a decrease due to the strengthening of the U.S. Dollar compared to the same periods last year, a $1.6 million business development fee paid to Teekay Corporation in relation to the acquisition of ALP during the second quarter of 2014, a $1.0 million acquisition fee to a third party relating to the acquisition of ALP during the first quarter of 2014 and a decrease in management fees relating to our FPSO fleet primarily from our focus on obtaining final charter contract acceptance for the Voyageur Spirit in the first quarter of 2014.

Interest Expense. Interest expense increased to $33.6 million and $89.8 million, respectively, for the three and nine months ended September 30, 2015, compared to $22.9 million and $63.4 million for the same periods last year, primarily due to:

•	increases of $9.3 million and $17.6 million, respectively, for the three and nine months ended September 30, 2015, due to the acquisition of the Petrojarl Knarr FPSO unit;

•

increases of $3.1 million and $14.0 million, respectively, for the three and nine months ended September 30, 2015, due to the borrowings relating to the Suksan Salamander FSO unit (which commenced operations during the third quarter of 2014), the six towing vessels (which delivered throughout the first nine months of 2015), the Arendal Spirit UMS (which commenced operations during the second quarter of 2015) and the $300 million senior unsecured bonds we issued in May 2014; and

•

an increase of $1.1 million for the three and nine months ended September 30, 2015, due to the ineffective portion of unrealized losses incurred on interest rate swaps designated as cash flow hedges during the third quarter of 2015 for the towage newbuildings;

partially offset by

•

decreases of $2.1 million and $5.6 million, respectively, for the three and nine months ended September 30, 2015, relating to lower interest expense on our Norwegian Kroner (or NOK) bonds as a result of the depreciation of the NOK against the U.S. Dollar and a decrease in NIBOR; however, this decrease was offset by an increase in realized losses on cross currency swaps related to our NOK senior unsecured bonds, which losses are included in foreign currency exchange losses; and

•	decreases of $0.7 million and $1.2 million, respectively, for the three and nine months ended September 30, 2015, due to an increase in capitalized interest on our newbuildings.

Realized and Unrealized Losses on Derivatives. Net realized and unrealized losses on derivatives increased to $77.1 million and $90.2 million for the three and nine months ended September 30, 2015, compared to $9.4 million and $84.2 million for the same periods last year.

During the three months ended September 30, 2015 and 2014, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $2.0 billion and $1.8 billion, respectively, with average fixed rates of approximately 3.1% and 3.6%, respectively. Short-term variable benchmark interest rates during these periods were generally 0.6% or less and, as such, we incurred realized losses of $15.9 million and $13.8 million, respectively, during the three months ended September 30, 2015 and 2014, under the interest rate swap agreements.

During the nine months ended September 30, 2015 and 2014, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $2.0 billion and $1.8 billion, respectively with average fixed rates of approximately 3.1% and 3.6%, respectively. Short-term variable benchmark interest rates during these periods were generally 0.6% or less and, as such, we incurred realized losses of $45.4 million and $41.9 million, respectively, during the nine months ended September 30, 2015 and 2014, under the interest rate swap agreements.

In addition, we incurred realized losses of $10.9 million for the three and nine months ended September 30, 2015 as a result of an early termination of an interest rate swap.

During the three and nine months ended September 30, 2015 and 2014, we were committed to foreign currency forward contracts to hedge portions of our forecasted expenditures denominated in Norwegian Kroner. Additionally, during the three and nine months ended September 30, 2015, we were committed to foreign currency forward contracts to hedge portions of our forecasted expenditures denominated in Euro and Singapore Dollars.

The $67.7 million increase in net realized and unrealized losses for the three months ended September 30, 2015 was primarily due to a $50.4 million increase in unrealized losses on interest rate swaps relating to a larger decrease in long-term LIBOR benchmark interest rates as at September 30, 2015 relative to June 30, 2015, compared to the decrease as at September 30, 2014 relative to June 30, 2014, a $10.9 million realized loss due to the early termination of an interest rate swap in the third quarter of 2015, a $3.8 million increase in realized losses on foreign currency forward contracts due the stronger U.S. Dollar compared to the same quarter last year, and a $2.1 million increase in realized losses on interest rate swaps due to a higher outstanding notional amount of interest rate swap agreements for the three months ended September 30, 2015 compared to the same quarter last year, partially offset by higher current LIBOR interest rates for the three months ended September 30, 2015 compared to the same quarter last year.

The $6.0 million increase in net realized and unrealized losses for the nine months ended September 30, 2015 was primarily due to a $10.9 million realized loss due to the early termination of an interest rate swap in the third quarter of 2015, a $9.3 million increase in realized losses on foreign currency forward contracts due the stronger U.S. Dollar compared to the same period last year, and a $3.5 million increase in realized losses on interest rate swaps due to a higher outstanding notional amount of interest rate swap agreements for the nine months ended September 30, 2015 compared to the same period last year, partially offset by higher current LIBOR interest rates for the nine months ended September 30, 2015 compared to the same period last year, and a $17.8 million decrease in unrealized losses on interest rate swaps relating to a smaller decrease in long-term LIBOR benchmark interest rates as at September 30, 2015 relative to the beginning of 2015, compared to the decrease as at September 30, 2014 relative to the beginning of 2014.

Equity (loss) income. Equity (loss) income was ($7.1) million and $6.8 million for the three and nine months ended September 30, 2015, respectively, compared to $2.5 million and $8.6 million for the same periods last year. The increase in equity loss and the decrease in equity income for the three and nine months ended September 30, 2015, respectively, compared to the same periods last year, were primarily due to an increase in unrealized losses on derivative instruments in our investment in the Itajai and Libra FPSO units, partially offset by a decrease in vessel operating expenses in the Itajai FPSO joint venture mainly due to the strengthening of the U.S. Dollar against the Brazilian Real compared to the same periods last year, and a credit received during the nine months ended September 30, 2015 relating to unused maintenance days in the Itajai FPSO joint venture.

Foreign Currency Exchange Loss. Foreign currency exchange losses were $10.3 million and $16.6 million for the three and nine months ended September 30, 2015, respectively, compared to $0.9 million and $4.6 million for the same periods last year. Our foreign currency exchange losses, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes and the realized and unrealized gains and losses on our cross currency swaps. Gains on Norwegian Kroner-denominated monetary liabilities reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on Norwegian Kroner-denominated monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For the three and nine months ended September 30, 2015, foreign currency exchange losses include realized losses of $2.8 million and $7.2 million, respectively (2014 – losses of $0.5 million for both periods) and unrealized losses of $32.6 million and $52.3 million, respectively (2014 – losses of $18.8 million and $25.5 million, respectively) on the cross currency swaps and unrealized gains of $28.7 million and $48.6 million, respectively (2014 – gains of $21.6 million and $23.9 million, respectively), on the revaluation of the Norwegian Kroner denominated debt. There were additional realized and unrealized foreign exchange losses of $3.6 million and $5.7 million, respectively, for the three and nine months ended September 30, 2015 (2014 – losses of $3.2 million and $2.4 million, respectively) on all other monetary assets and liabilities.

Income Tax Recovery (Expense). Income tax recovery (expense) was $5.5 million and $5.7 million for the three and nine months ended September 30, 2015, respectively, compared to ($1.5) million and ($2.9) million for the same periods last year. The increase in deferred income tax recovery for the for the three and nine months ended September 30, 2015, compared to the same periods last year was primarily due to the acquisition of the Petrojarl Knarr FPSO unit. We expect to utilize more of our Norwegian tax losses from the earnings anticipated from the Petrojarl Knarr FPSO unit, which resulted in a decrease in our deferred tax asset valuation allowance and an increase in deferred income tax recovery. The decrease in current income tax expense of $1.3 million for the nine months ended September 30, 2015, compared to the same period last year, was primarily due to a decrease in the non-deductibility of certain intercompany interest expenses in our Norwegian entities.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts with major oil companies, typically with original terms between three to ten years. The operating cash flow our vessels generate each quarter, excluding a reserve for maintenance capital expenditures and distributions on our preferred units, is generally paid out to our common unitholders within approximately 45 days after the end of each quarter. Our primary short-term liquidity needs are to pay quarterly distributions on our outstanding common units, Series A Preferred Units, Series B Preferred Units and Series C Preferred Units, to pay operating expenses, dry docking expenditures, debt service costs and to fund general working capital requirements. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that our existing cash and cash equivalents, in addition to all other sources of cash, including cash from operations, will be sufficient to meet our existing liquidity needs, other than acquisitions and expansion capital expenditures, for at least the next 12 months. We expect that we will rely upon external financing sources, including bank borrowings, the issuance of debt and equity securities and, in certain circumstances, loans from our sponsor, Teekay Corporation, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue to purchase additional vessels from Teekay Corporation or third parties.

Our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry docking expenditures and expenditures to replace vessels in order to maintain the revenue generating capacity of our fleet. Our primary sources of funds for our long-term liquidity needs are cash from operations, long-term bank borrowings, proceeds from other debt or equity financings, and proceeds from the sale of assets. Consequently, our ability to continue to expand the size of our fleet is dependent upon our ability to obtain long-term bank borrowings and other debt, as well as the ability to raise debt or equity financing through either public or private offerings.

Our revolving credit facilities and term loans are described in Item 1 – Financial Statements: Note 6 – Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Certain of our revolving credit facilities and term loans include financial covenants. Should we not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having an impact on our short-term liquidity requirements. We have two revolving credit facilities and four term loans that require us to maintain vessel values to drawn principal balance ratios of a minimum range of 105% to 125%. As at September 30, 2015, these ratios ranged from 140% to 318%. The vessel values used in these ratios are appraised values provided by third parties where available, or are prepared by us based on second-hand sale and purchase market data. Changes in the conventional or shuttle tanker, towing or UMS markets could negatively affect these ratios. As at September 30, 2015, we and our affiliates were in compliance with all covenants relating to the revolving credit facilities and term loans.

As at September 30, 2015, our total consolidated cash and cash equivalents were $251.1 million, compared to $252.1 million at December 31, 2014. Our total consolidated liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $305.3 million as at September 30, 2015, compared to $351.7 million as at December 31, 2014. The decrease in liquidity was primarily due to: liquidity used to fund a portion of the Knarr FPSO acquisition from Teekay Corporation in July 2015, a portion of the final installment payment on the Arendal Spirit UMS in February 2015, payments for the delivery of six towing and offshore installation vessels in the nine months ended September 30, 2015 and payments for committed newbuildings and conversions (please read Item 1 – Financial Statements: Note 9 – Commitments and Contingencies); a reduction in the amount available for borrowing under our revolving credit facilities; and the scheduled repayments or prepayments of outstanding term loans; partially offset by net proceeds of $249.8 million due to the issuance of the Series C Preferred Units in July 2015, net proceeds of $120.8 million due to the issuance of the Series B preferred units in April 2015 and the drawdown of five new debt facilities and one existing revolving credit facility during the nine months ended September 30, 2015.

As at September 30, 2015, we had a working capital deficit of $525.9 million, compared to a working capital deficit of $124.0 million at December 31, 2014. The current portion of long-term debt increased mainly due to the reclassification of NOK 500 million unsecured bonds maturing in January 2016 and two revolving credit facilities maturing in the second quarter of 2016 to current debt as at September 30, 2015, the assumption of one debt facility related to the acquisition of the Knarr FPSO unit from Teekay Corporation in July 2015 and the drawdown of four new debt facilities, the proceeds of which we used primarily to fund the final installment payment on the Arendal Spirit UMS, the delivery of six towing and offshore installation vessels during the nine months ended September 30, 2015 and installment payments on the four towing and offshore installation newbuildings. Net amounts due to affiliates increased mainly due to the acquisition of the Knarr FPSO unit from Teekay Corporation in July 2015. We expect to manage our working capital deficit primarily with net operating cash flow generated, new term loans and, to a lesser extent, the proceeds of equity issuances to replenish liquidity used for newbuilding installments.

The passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and reduced demand for our services.

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of U.S. Dollars)	Nine Months Ended September 30,
	2015	2014
Net cash flow from operating activities	283,344	83,718
Net cash flow from financing activities	269,798	63,007
Net cash flow used for investing activities	(554,222)	(141,285)

Operating Cash Flows.

Net cash flow from operating activities increased to $283.3 million for the nine months ended September 30, 2015, from $83.7 million for the same period in 2014, primarily due to a $156.7 million increase in changes in non-cash working capital, a $132.2 million increase in net revenues, a $18.0 million decrease in dry-docking expenditures, a $11.7 million decrease in vessel operating expenses and a $1.3 million decrease in current income taxes, partially offset by a $31.5 million increase in net deferred mobilization costs and long term accounts receivable, a $23.7 million increase in realized losses on derivatives, a $21.2 million increase in net interest expense, a $13.2 million increase in time-charter hire expense, a $11.5 million increase in general and administrative expenses, a $11.2 million decrease in foreign exchange gains and other items, a $7.4 million decrease in dividends received from our equity-accounted joint venture and a $0.6 million increase in restructuring costs.

The increase in non-cash working capital items for the nine months ended September 30, 2015 compared to the same period last year is primarily due to the timing of settlements of intercompany balances with related parties, partially offset by the timing of payments received from customers.

For a further discussion of changes in income statement items described above for our six reportable segments, please read “Results of Operations”.

Financing Cash Flows.

In order to partially finance new acquisitions, we periodically issue equity to the public and to institutional investors. We raised net proceeds (including our general partner’s 2% proportionate capital contribution on common unit equity offerings) from equity offerings of $379.9 million and $7.6 million for the nine months ended September 30, 2015 and 2014, respectively. We purchased the Knarr FPSO unit from Teekay Corporation during the nine months ended September 30, 2015, and for the nine months ended September 30, 2015, cash payments made for this acquisition were $112.7 million, net of $14.2 million of cash acquired.

We use our revolving credit facilities to finance capital expenditures and for general partnership purposes. Occasionally we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from long-term debt, net of debt issuance costs and prepayments of long-term debt, were $443.9 million for the nine months ended September 30, 2015, and $479.9 million for the same period in 2014. Net proceeds from the issuance of long-term debt decreased for the nine months ended September 30, 2015, mainly due to proceeds from the issuance of NOK 1,000 million and $300.0 million unsecured bonds during the nine months ended September 30, 2014, which were used for general partnership purposes, partially offset by the drawdown of five new debt facilities and one existing revolving credit facility, the proceeds of which we used primarily to fund the final installment payment on the Arendal Spirit UMS, the delivery of six towing and offshore installation vessels during the nine months ended September 30, 2015, installment payments on the four towing and offshore installation newbuildings and upgrade payments on the Petrojarl I FPSO unit acquired from Teekay Corporation in December 2014.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt decreased to $251.6 million for the nine months ended September 30, 2015, from $274.2 million for the same period in 2014.

Cash distributions paid by our subsidiaries to non-controlling interests during the nine months ended September 30, 2015 and 2014 totaled $13.5 million and $19.8 million respectively. Cash distributions paid by us to our common and preferred unitholders and our general partner, with respect to our common and preferred units during the nine months ended September 30, 2015 and 2014 were $176.6 million and $160.9 million, respectively. The decrease in distributions paid by our subsidiaries to non-controlling interests was due to the timing of payments of cash distributions. The increase in distributions to our common and preferred unitholders and our general partner was attributed to an increase in the number of common units resulting from the 7.1 million (including our general partner’s 2% proportionate capital contribution) common units issued during 2014 and an increase in the number of preferred units resulting from the issuance of 5.0 million Series B preferred units in April 2015.

The decrease of $2.6 million in restricted cash during the nine months ended September 30, 2015 relates to a decrease in collateral on cross currency swaps.

In April 2015, we completed a public offering of $125 million of our 8.5% Series B Preferred Units, raising net proceeds of approximately $120.8 million. The net proceeds from the issuance were used for general partnership purposes, including the funding of newbuilding installments, capital conversion projects and vessel acquisitions. In July 2015, we completed a private placement of $250 million of our 8.60% Series C Preferred Units for net proceeds of approximately $249.8 million. The net proceeds from the issuance were used to partially fund the acquisition of the Knarr FPSO unit from Teekay Corporation and to fund installments for the three shuttle tanker newbuildings being constructed for the East Coast of Canada contract.

Subsequent to September 30, 2015, cash distributions of $68.3 million on our outstanding common units and general partner interest related to the third quarter of 2015 were declared and were paid on November 13, 2015, which included a $0.0216 per unit, or approximately 4%, increase over the cash distribution for the second quarter of 2015, and included an increase in the number of common units resulting from the 14.9 million (which includes our general partner’s 2% proportionate capital contribution and 14.4 million units issued to partially fund the acquisition of the Knarr FPSO unit from Teekay Corporation) common units issued during the three months ended September 2015. Subsequent to September 30, 2015, cash distributions for Series A, Series B and Series C Preferred Units relating to the third quarter of 2015 were declared and were paid on November 13, 2015 and totaled $13.0 million.

Investing Cash Flows.

During the nine months ended September 30, 2015, net cash flow used for investing activities was $554.2 million, primarily relating to expenditures for vessels and equipment (including $213.3 million on the six towing and offshore installation vessels delivered in the nine months ended September 30, 2015, the $167.0 million final installment on the Arendal Spirit UMS, $60.2 million of upgrade costs on the Petrojarl I FPSO unit, $46.7 million on FSO conversion costs, the $33.2 million first installment payment on three newbuilding shuttle tankers, $28.8 million on various other vessel additions and installments of $14.1 million on the four newbuilding towing and offshore installation vessels) and investments in the Libra FPSO joint venture of $8.7 million, partially offset by proceeds of $8.9 million from the sale of the Navion Svenita shuttle tanker, $5.2 million for the repayment of advances from our joint venture and scheduled lease payments of $3.6 million received from leasing our direct financing lease assets.

During the nine months ended September 30, 2014, net cash flow used for investing activities was $141.3 million, primarily relating to the expenditures for vessels and equipment (including installments of $53.3 million on the four newbuilding ALP towage vessels, $35.8 million on FSO conversion costs and $51.7 million on various other vessel additions), advances to our joint venture partner of $6.5 million and the $2.3 million acquisition of 100% of the shares of ALP, partially offset by scheduled lease payments of $4.2 million received from leasing our direct financing lease assets and a net cash inflow of $4.1 million due to cash received of $8.1 million as part of the acquisition of 100% of the shares of Logitel, offset by $4.0 million cash consideration paid.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at September 30, 2015:

	Total	Balance of 2015	2016 and 2017	2018 and 2019	Beyond 2019
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations
Long-term debt (1)	3,039.4	90.6	951.8	1,030.1	966.9
Chartered-in vessels (operating leases)	88.4	13.0	75.4	—	—
Acquisition of vessels and newbuildings and committed conversion costs (2)	1,647.1	237.6	1,329.1	80.4	—

Norwegian Kroner-Denominated Obligations
Long-term debt (3)	340.5	—	129.2	211.3	—

Total contractual obligations	5,115.4	341.2	2,485.5	1,321.8	966.9

(1)

Excludes expected interest payments of $21.0 million (remainder of 2015), $142.9 million (2016 and 2017), $91.4 million (2018 and 2019) and $61.9 million (beyond 2019). Expected interest payments are based on existing interest rates (fixed-rate loans) and LIBOR, plus margins which ranged between 0.30% and 3.25% (variable-rate loans) as at September 30, 2015. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable rate debt.

(2)

Consists of the acquisition of four towing and offshore installation newbuildings, two UMS newbuildings and three shuttle tanker newbuildings, our 50% interest in an FPSO conversion for the Libra field, upgrades of the Petrojarl I FPSO unit, and the FSO conversion for the Randgrid shuttle tanker. Please read Item 1 – Financial Statements: Note 10 (b), (c), (d), (e), (f) and (g) – Commitments and Contingencies, and Note 13 (a) and (b) – Acquisitions.

(3)

Excludes expected interest payments of $5.0 million (remainder of 2015), $29.8 million (2016 and 2017) and $7.5 million (2018 and 2019). Expected interest payments are based on NIBOR, plus margins which ranged between 4.00% and 5.75% as at September 30, 2015. The expected interest payments do not reflect the effect of related interest rate swaps and cross currency swaps that we have used as an economic hedge of certain of our Norwegian Kroner-denominated obligations.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates and such differences could be material. Accounting estimates and assumptions discussed in our Annual Report on Form 20-F are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a description of our material accounting policies, please read Part I, Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2014. As at September 30, 2015, there were no significant changes to accounting estimates or assumptions from those discussed in the Form 20-F.

At September 30, 2015, the shuttle tanker and towage segments had goodwill attributable to them. Based on conditions that existed at September 30, 2015, we do not believe that there is a reasonable possibility that the goodwill attributable to these reporting units might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future growth prospects, including the timing and certainty of new offshore projects;

•	future capital expenditures and availability of capital resources to fund capital expenditures;

•	potential offers of vessels and related contracts from Teekay Corporation or third parties and our accepting such offers;

•	acquisitions from third parties and obtaining offshore projects that we or Teekay Corporation bid on or may be awarded;

•

certainty of completion, estimated delivery and completion dates, intended financing and estimated costs for newbuildings, acquisitions and conversions, including the UMS, towing newbuildings, conversion of the Randgrid to an FSO unit to serve the Gina Krog oil and gas field, conversion of the Navion Norvegia to an FPSO unit to serve the Libra field, the upgrades of the Petrojarl I FPSO unit and shuttle tanker newbuildings;

•	payment of additional consideration for our acquisitions of ALP and Logitel and the capabilities of the ALP vessels and the UMS;

•	the expectations as to the chartering of unchartered vessels, including two UMS and four towing newbuildings and the six on-the-water towing vessel;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	our ability to modify the existing charter contract for the Petrojarl Varg FPSO to allow operations to continue on the Varg field and the termination date of the charter contract;

•	timing of settlement of amounts due to and from affiliates;

•	the future valuation of goodwill;

•	our liquidity needs and anticipated funds for liquidity needs and the sufficiency of cash flows;

•	our compliance with covenants under our credit facilities;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	our exposure to foreign currency fluctuations, particularly in Norwegian Kroner; and

•	our ability to pay dividends on our common units.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in oil prices; changes in the demand for offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in our expenses; the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production, conversion or vessel delivery delays; the inability of the joint venture between Teekay Corporation and Odebrecht to secure new Brazil FPSO projects that may be offered for sale to us; failure to obtain required approvals by the Conflicts Committee of our general partner to acquire other vessels or offshore projects from Teekay Corporation or third parties; our potential inability to raise financing to refinance debt maturities, fund existing projects or purchase additional vessels; our exposure to currency exchange rate fluctuations; changes to the amount or proportion of revenues and expenses denominated in foreign currencies; potential inability to obtain charters for two UMS or financing related to UMS and towing vessels; our ability to successfully operate in new markets, including the East Coast of Canada; and other risk factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2014. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

SEPTEMBER 30, 2015

PART I – FINANCIAL INFORMATION

ITEM 3	- QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes, primarily through our floating-rate borrowings that require us to make interest payments based on LIBOR or NIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The tables below provide information about financial instruments as at September 30, 2015 that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected contractual maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	Balance of 2015	2016	2017	2018	2019	There- after	Total	Fair Value Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	83.6	420.1	478.1	452.3	240.8	844.7	2,519.6	2,503.8	2.3%
Variable Rate (NOK) (3)	—	58.7	70.5	93.9	117.4	—	340.5	321.9	5.9%
Fixed-Rate Debt ($U.S.)	7.0	17.6	36.0	18.0	319.0	122.2	519.8	460.3	5.2%
Interest Rate Swaps:
Contract Amount (4)	293.9	243.4	220.3	229.0	106.0	1,185.0	2,277.6	276.2	3.1%
Average Fixed Pay Rate (2)	3.4%	2.2%	1.8%	1.8%	2.7%	3.8%	3.1%

(1)

Rate relating to long-term debt refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt. Rate relating to interest rate swaps refers to the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of September 30, 2015 ranged between 0.3% and 3.25% based on LIBOR and between 4.00% and 5.75% based on NIBOR.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)

Interest payments on NOK-denominated debt and interest rate swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars. Please see the table in the Foreign Currency Fluctuation Risk section below and read Item 1 – Financial Statements: Note 8 – Derivative Instruments.

(4)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

Foreign Currency Fluctuation Risk

Our functional currency is the U.S. Dollar because virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses, general and administrative expenses and a portion of our capital conversion and upgrade projects in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollar, Brazilian Real, British Pound, Euro and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We may continue to seek to hedge certain of our currency fluctuation risks in the future. At September 30, 2015, we were committed to the following foreign currency forward contracts:

			Expected Maturity
	Contract Amount in Foreign Currency (thousands)	Average Forward Rate (1)	2015	2016	2017	Fair Value / Carrying Amount of Asset (Liability) (in thousands of U.S. Dollars) Non-hedge
			(in thousands of U.S. Dollars)
Norwegian Kroner	666,000	7.41	15,964	54,577	19,372	(11,871)
Euro	10,517	0.87	9,617	2,413	—	(260)
Singapore Dollar	22,442	1.36	—	16,537	—	(872)

						(13,003)

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

We incur interest expense on our NOK-denominated bonds. We have entered into cross currency swaps to economically hedge the foreign exchange risk on the principal and interest for these bonds. Please read Item 1 – Financial Statements: Note 8 – Derivative Instruments and Hedging Activities.

As at September 30, 2015, we were committed to the following cross currency swaps:

		Floating Rate Receivable
Notional Amount NOK	Principal Amount USD	Reference Rate	Margin	Fixed Rate Payable	Fair Value / Carrying Amount of Asset (Liability)	Remaining Term (years)
(thousands)					(Thousands of U.S. Dollars)
600,000	101,351	NIBOR	5.75%	7.49%	(34,461)	1.3
500,000	89,710	NIBOR	4.00%	4.94%	(31,659)	0.3
800,000	143,536	NIBOR	4.75%	6.07%	(54,380)	2.3
1,000,000	162,200	NIBOR	4.25%	6.42%	(53,179)	3.3

					(173,679)

Commodity Price Risk

We are exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. We may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at September 30, 2015, we were not committed to any bunker fuel swap contracts.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

SEPTEMBER 30, 2015

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, Item 3. Key Information – Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2014, which could materially affect our business, financial condition or results of operations.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

On July 1, 2015 and July 14, 2015, the Partnership issued 5,427,975 and 5,010,438, respectively, of its 8.6% Series C Cumulative Convertible Perpetual Preferred Units (the Series C Preferred Units) at a price of $23.95 for aggregate proceeds of $250 million. The Series C Preferred Units were issued to certain institutional investors pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. The distribution rate for the Series C Preferred Units is 8.6% per annum and the Series C Preferred Units are convertible into the Partnership’s common units, at each holder’s option, on a one-for-one basis at any time after 18 months at a price of $23.95 per unit. The Series C Preferred Units are also redeemable upon certain events. A summary description of the Series C Preferred Units is included in the Partnership’s Report on Form 6-K filed with the SEC on July 6, 2015.

On July 1, 2015, the Partnership issued a Convertible Promissory Note in the amount of $492 million (the Note) to Teekay Corporation, which included a provision for the conversion of up to $300 million into common units of the Partnership. On July 31, 2015, $300 million in principal of the Note was converted into 14,402,304 common units at a price per share of $20.83, and the general partner of the Partnership made a proportionate capital contribution of $6.1 million to maintain its 2% general partner interest in the Partnership. The Note and the common units were issued pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

2.1

Agreement, dated February 24, 2014 among Knarr L.L.C., Citibank, N.A. and others, for a U.S. $815,000,000 Secure Term Loan Facility Agreement, of which $614,944,162 is due through 2026, $120,000,000 is due through 2024 and $80,055,838 is due through 2020.

4.1

Fourth Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P. (incorporated by reference to Exhibit 4.1 to Partnership’s Report on Form 6-K filed with the SEC on July 6, 2015).

10.1

Registration Rights Agreement, dated July 1, 2015, by and among Teekay Offshore Partners L.P. and the Purchasers Named on Schedule A thereto (incorporated by reference to Exhibit 10.2 to the Partnership’s Report on Form 6-K filed with the SEC on July 6, 2015).

10.2

Convertible Promissory Note, dated July 1, 2015, made by Teekay Offshore Partners L.P. for the benefit of Teekay Corporation (incorporated by reference to Exhibit 10.3 to the Partnership’s Report on Form 6-K filed with the SEC on July 6, 2015)

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-175685) FILED WITH THE SEC ON JULY 21, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-178620) FILED WITH THE SEC ON DECEMBER 19, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-183225) FILED WITH THE SEC ON AUGUST 10, 2012

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-188393) FILED WITH THE SEC ON MAY 7, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-188543) FILED WITH THE SEC ON MAY 10, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-193301) FILED WITH THE SEC ON JANUARY 10, 2014

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-196098) FILED WITH THE SEC ON MAY 20, 2014

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-197053) FILED WITH THE SEC ON JUNE 26, 2014

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-206461) FILED WITH THE SEC ON AUGUST 19, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: November 19, 2015	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)